Filed Pursuant to Rule 424(b)(5)
File No. 333-155762

Prospectus Supplement

(to Prospectus dated January 8, 2009)

8,317,400 Shares

Common Stock

We are offering 8,317,400 shares of our common stock, par value $0.01 per share. Our common stock is listed on the NASDAQ Global Select Market under the symbol “FFIC.” On September 16, 2009, the last reported sales price for our common stock was $12.35 per share.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission, any state securities commission, the Office of Thrift Supervision, nor any regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$11.50	$95,650,100
Underwriting discount	$0.575	$4,782,505
Proceeds, before expenses, to us	$10.925	$90,867,595

The underwriters may also purchase up to an additional 1,247,610 shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company on or about September 22, 2009.

Book-Running Manager

Keefe, Bruyette & Woods

Co-Managers

Sandler O’Neill + Partners, L.P.	Fox-Pitt Kelton Cochran Caronia Waller

Prospectus Supplement dated September 16, 2009

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in the prospectus in one or more offerings up to a total dollar amount of $170,000,000. In the accompanying prospectus, we provide you with a general description of the securities that we may offer. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. This prospectus supplement may also add, update or change information contained in the prospectus. Before investing in our common stock, you should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of each document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of these securities. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference in them, you should rely on the information in the document with the latest date. Unless the context indicates otherwise, all references in this prospectus supplement to we, our or us refer to Flushing Financial Corporation, including its subsidiaries, Flushing Savings Bank, FSB, a federally chartered stock savings bank (the “Savings Bank”), Flushing Financial Capital Trust II, Flushing Financial Capital Trust III and Flushing Financial Capital Trust IV, which are special purpose business trusts formed during 2007 to issue capital securities, and the four subsidiaries of the Savings Bank: Flushing Commercial Bank (the “Commercial Bank,” and together with the Savings Bank, the “Banks”), Flushing Preferred Funding Corporation, Flushing Service Corporation, and FSB Properties Inc.; except that in the discussion of capital stock and related matters these terms refer solely to Flushing Financial Corporation and not to any of its subsidiaries.

S-i

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. To understand this offering fully, you should carefully read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the information incorporated by reference in them, including our consolidated financial statements and the accompanying notes included in our filings with the SEC. Unless otherwise indicated, all share information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Flushing Financial Corporation is a Delaware corporation organized in May 1994 at the direction of the Savings Bank. Our principal executive offices are located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042, and our telephone number is (718) 961-5400. Our common stock is traded on the NASDAQ Global Select Market under the symbol “FFIC.”

The Savings Bank was organized in 1929 as a New York State chartered mutual savings bank. In 1994, the Savings Bank converted to a federally chartered mutual savings bank and changed its name from Flushing Savings Bank to Flushing Savings Bank, FSB. The Savings Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank in 1995, at which time Flushing Financial Corporation acquired all of the stock of the Savings Bank. The primary business of Flushing Financial Corporation at this time is the operation of its wholly owned subsidiary, the Savings Bank.

The Savings Bank’s principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in:

•

originations and purchases of one-to-four family (focusing on mixed-use properties — properties that contain both residential dwelling units and commercial units), multi- family residential and commercial real estate mortgage loans;

•	construction loans, primarily for residential properties;

•	Small Business Administration (“SBA”) loans and other small business loans;

•	mortgage loan surrogates such as mortgage-backed securities; and

•	U.S. government securities, corporate fixed-income securities and other marketable securities.

The Savings Bank also originates certain other consumer loans. The Savings Bank’s revenues are derived principally from interest on its mortgage and other loans and mortgage-backed securities portfolio, and interest and dividends on other investments in its securities portfolio. The Savings Bank’s primary sources of funds are deposits, Federal Home Loan Bank of New York (“FHLB-NY”) borrowings, repurchase agreements, principal and interest payments on loans, mortgage-backed and other securities, proceeds from sales of securities and, to a lesser extent, proceeds from sales of loans. As a federal savings bank, the Savings Bank’s primary regulator is the Office of Thrift Supervision (“OTS”). The Savings Bank’s deposits are insured to the maximum allowable amount by the Federal Deposit Insurance Corporation (“FDIC”). Additionally, the Savings Bank is a member of the Federal Home Loan Bank (“FHLB”) system.

During 2006, we implemented a strategy to transition to a more “commercial-like” banking institution. This strategy focused on obtaining lower-costing deposits and shifting our funding sources away from certificates of deposits and borrowings. A major component of this strategy focused on attracting business customers. Among the initiatives that it took to accomplish these objectives are the following.

•	During 2006, the Savings Bank established a business banking unit and began the development of a full complement of commercial business deposit, loan and cash management products. These products are now available to our customers, and have allowed us to attract new business customers and expand our services to existing customers.

•	In 2006, the Savings Bank launched an internet branch, iGObanking.com®, as a new division which provides us access to markets outside our geographic locations.

•

During 2007, the Savings Bank formed a wholly owned subsidiary, Flushing Commercial Bank, a New York State chartered commercial bank, for the limited purpose of providing banking services to public entities including counties, cities, towns, villages, school districts, libraries, fire districts and the various courts throughout the New York city metropolitan area.

In addition to operating the Savings Bank, we invest primarily in U.S. government securities, mortgage-backed securities and corporate securities. We also hold a note evidencing a loan that we made to an employee benefit trust that we established for the purpose of holding shares of our common stock for allocation or distribution under certain of our and the Savings Bank’s employee benefit plans (the “Employee Benefit Trust”). The funds that this loan provided enabled the Employee Benefit Trust to acquire 2,328,750 shares, or 8%, of the common stock issued in our initial public offering.

Our strategy is to continue our focus on being an institution serving consumers, businesses, and governmental units in our local markets. In furtherance of this objective, we intend to:

•	continue our emphasis on the origination of multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans;

•	transition from a traditional thrift to a more “commercial-like” banking institution;

•	increase our commitment to the multi-cultural marketplace, with a particular focus on the Asian community in Queens;

•	maintain asset quality;

•	manage deposit growth and maintain a low cost of funds through

•	business banking deposits,

•	municipal deposits through government banking and

•	new customer relationships via iGObanking.com® ;

•	cross sell to lending and deposit customers;

•	take advantage of market disruptions to attract talent and customers from competitors; and

•	manage interest rate risk and capital.

Unless otherwise disclosed, the information presented reflects the financial condition and results of operations of Flushing Financial Corporation, the Savings Bank and the Savings Bank’s subsidiaries on a consolidated basis. At June 30, 2009, we had total assets of $4.1 billion, deposits of $2.7 billion and stockholders’ equity of $312.0 million.

In December 2008, under the U.S. Treasury’s Capital Purchase Program (“CPP”), we issued to the U.S. Treasury for aggregate consideration of $70.0 million (i) 70,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock Series B (“Series B Preferred Stock”), and (ii) a warrant (“Warrant”) to purchase up to 751,611 shares of our common stock, at an initial price of $13.97 per share. We expect to apply to repurchase the Series B Preferred Stock that we issued to the U.S. Treasury. We also expect to negotiate with the U.S. Treasury for the repurchase of the Warrant. There can be no assurance that we can redeem this equity or that the U.S. Treasury will allow us to repurchase this Series B Preferred Stock or the Warrant or that an acceptable price for repurchasing the Warrant can be negotiated.

RECENT DEVELOPMENTS

Summary of developments since June 30, 2009

Results during the two-month period ended August 31, 2009 reflect similar trends experienced during the first six months of 2009. Financial highlights for the two months ended August 31, 2009 include the following:

At August 31, 2009, we had total assets of $4.1 billion, loans, net of $3.1 billion, deposits of $2.7 billion, and stockholders’ equity of $317.0 million.

Deposits increased $14.6 million, with core deposits increasing $87.3 million, or 7.3%, while certificates of deposit decreased $72.7 million, or 5.0%. Before April 1, 2010, $603.5 million of our certificates of deposit will mature or reprice.

Borrowed funds increased $5.9 million.

Non-performing loans increased to $76.6 million, or 2.44% of gross loans, at August 31, 2009 from $60.9 million and 1.97% of gross loans, at June 30, 2009. At August 31, 2009, the allowance for loan losses represented 22.7% of non-performing loans as compared to 23.7% of non-performing loans at June 30, 2009.

We recorded a $3.0 million provision for possible loans losses, resulting in our allowance for loan losses increasing to $17.4 million at August 31, 2009 from $14.4 million at June 30, 2009.

For the two months ended August 31, 2009, we recorded operating expenses of $10.8 million, had an efficiency ratio of 60.7% and a net interest margin of 2.98%.

All capital ratios of the Savings Bank continue to remain above the well-capitalized level.

THE OFFERING

Issuer	Flushing Financial Corporation, a Delaware corporation

Common Stock that We are Offering	8,317,400 shares

Common Stock to be Outstanding after this Offering	30,114,154 shares. The number of shares of common stock to be outstanding after this offering is based on actual shares outstanding as of September 16, 2009 and assumes no exercise of the underwriters’ over-allotment option. The number of shares shown does not include 751,611 shares of common stock that may be issued upon exercise of the Warrant issued to the U.S. Treasury in connection with the CPP.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $90.5 million after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $104.1 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering in part to repurchase the Series B Preferred Stock that we issued to the U.S. Treasury in the fourth quarter of 2008 and to repurchase the associated Warrant for common shares, as well as for general corporate purposes. There can be no assurance that the U.S. Treasury will approve our applications to repurchase the Series B Preferred Stock or repurchase the Warrant for common shares. If the U.S. Treasury does not approve these applications, we intend to use all of the net proceeds of this offering for general corporate purposes. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities or use them to make payments on our borrowings.

NASDAQ Symbol	FFIC

Risk Factors	Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” in this prospectus supplement and the accompanying prospectus, and in our annual report on Form 10-K and our quarterly reports on Form 10-Q as well as any other filings that we may make with the SEC and incorporate by reference herein, before investing in our common stock.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following tables contain certain information concerning our consolidated financial position and results of operations. The selected historical financial information at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 is derived in part from our audited consolidated financial statements and related notes that are incorporated by reference into this prospectus supplement and the accompanying prospectus. The information at December 31, 2006, 2005 and 2004 and for each of the two years in the period ended December 31. 2005 is derived in part from our audited consolidated financial statements and notes thereto that are not incorporated by reference into this prospectus supplement or the accompanying prospectus. The information at June 30, 2009 and 2008 and for the six months ended June 30, 2009 and 2008 was not audited, but in our opinion, reflects all adjustments necessary for a fair presentation. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results of operations that we expect for the entire year.

Although core earnings are not a measure of performance calculated in accordance with GAAP, we believe that our core earnings are an important indication of performance through ongoing operations. We believe that core earnings are useful to management and investors in evaluating our ongoing operating performance, and in comparing our performance with other companies in the banking industry, particularly those that have not adopted SFAS No. 159. Core earnings should not be considered in isolation or as a substitute for GAAP earnings. During the periods presented, we calculated core earnings by adding back or subtracting the fair value gain or loss recorded under SFAS No.159 and the income or expense of certain non-recurring items listed below.

	At June 30,		At December 31,
	2009	2008	2008	2007	2006	2005	2004
				(in thousands)
Selected Consolidated Financial Data:
Total assets	$4,063,579	$3,573,227	$3,949,471	$3,354,519	$2,836,521	$2,353,208	$2,058,044
Loans, net	3,084,533	2,850,656	2,960,622	2,702,118	2,324,748	1,881,876	1,516,507
Securities	724,498	469,904	747,261	440,100	330,587	337,761	435,745
Goodwill and intangibles	18,235	18,703	18,469	18,937	18,097	3,905	3,905
Deposits	2,680,973	2,183,649	2,468,834	2,025,447	1,764,150	1,467,287	1,292,797
Borrowings and subordinated debentures	1,039,856	1,108,551	1,138,949	1,072,551	832,413	689,710	584,736
Total preferred stockholders’ equity	70,000	—	70,000	—	—	—	—
Total common stockholders’ equity	242,049	239,561	231,492	233,654	218,415	176,467	160,653

Total stockholders’ equity	312,049	239,561	301,492	233,654	218,415	176,467	160,653

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share amounts)
Selected Consolidated Operating Data:
Total interest and dividend income	$115,371	$106,789	$216,701	$193,562	$158,384	$132,439	$118,724
Total interest expense	60,394	63,981	128,972	122,624	90,680	64,229	52,233

Net interest income	54,977	42,808	87,729	70,938	67,704	68,210	66,491
Provision for loan losses	9,500	600	5,600	—	—	—	—
Total fee income	1,797	2,234	4,223	4,737	4,400	3,616	3,512
All other non-interest income (loss)	5,244	4,479	2,745	5,516	5,395	3,031	2,431
Total non-interest expense	33,714	27,541	54,781	50,076	42,742	36,264	35,389
Provision for income taxes	7,333	7,730	12,057	10,930	13,118	15,051	14,396

Net income	11,471	13,650	22,259	20,185	21,639	23,542	22,649
Less: Cumulative preferred stock dividend and accretion	1,903	—	126	—	—	—	—

Net income available to common stockholders	$9,568	$13,650	$22,133	$20,185	$21,639	$23,542	$22,649

Dividends per common share	$0.26	$0.26	$0.52	$0.48	$0.44	$0.40	$0.35

Basic earnings per common share:	$0.46	$0.68	$1.11	$1.03	$1.16	$1.34	$1.30

Diluted earnings per common share:	$0.46	$0.67	$1.10	$1.02	$1.14	$1.31	$1.25

Weighted average common shares outstanding:
Basic	20,654	20,065	20,000	19,625	18,639	17,555	17,429
Diluted	20,658	20,262	20,171	19,861	18,932	18,001	18,092
Core operating income before income taxes	$18,876	$20,902	$39,028	$33,140	$34,676	$39,240	$37,145
Provision for income taxes for core income	7,365	7,519	14,154	11,823	13,082	15,339	14,441

Net core operating income	$11,511	$13,383	$24,874	$21,317	$21,594	$23,901	$22,704

Core operating income available for common shareholders[1]	$9,608	$13,383	$24,748	$21,317	$21,594	$23,901	$22,704

Core operating income per diluted common share	$0.47	$0.66	$1.23	$1.07	$1.14	$1.33	$1.26

Core operating income before the provision for loan losses and income taxes	$28,376	$21,502	$44,628	$33,140	$34,676	$39,240	$37,145

[1]	Core operating income available for common shareholders equals net core operating income less cumulative preferred stock dividend and accretion.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Consolidated Operating Ratios and Other Data:
Performance Ratios:
Return on average assets	0.57%	0.79%	0.62%	0.66%	0.84%	1.07%	1.13%
Return on average equity	7.53	11.66	9.55	9.15	11.14	14.27	14.97
Interest rate spread	2.66	2.45	2.43	2.23	2.54	3.03	3.30
Net interest margin	2.85	2.62	2.60	2.44	2.78	3.24	3.49
Non-interest income to total net revenue	13.41	13.72	7.82	12.63	12.64	8.88	8.20
Non-interest expense to average assets	1.67	1.60	1.54	1.63	1.67	1.64	1.77
Dividend payout ratio	56.52	38.24	46.85	46.60	37.93	29.85	26.92

Capital Ratios:
Tier 1 capital to average assets — Savings Bank	8.11	7.26	7.92	7.27	6.91	7.14	7.89
Total capital to risk weighted assets — Savings Bank	12.51	11.36	13.02	11.20	10.99	12.12	14.01
Stockholders’ equity to total assets	7.68	6.70	7.63	6.97	7.70	7.50	7.81
Tangible common equity ratio	5.53	6.21	5.42	6.44	7.11	7.35	7.63

Asset Quality Ratios:
Nonperforming loans to gross loans	1.97	0.28	1.35	0.22	0.13	0.13	0.06
Nonperforming assets to total assets	1.51	0.22	1.03	0.18	0.11	0.10	0.04
Net loans charged-off to average total loans	0.40	0.02	0.04	0.02	—	0.01	—
Allowance for loan losses to gross loans	0.47	0.24	0.37	0.25	0.30	0.34	0.43
Allowance for loan losses to nonperforming loans	23.70	88.16	27.59	112.57	225.72	260.39	717.29

Share Data:
Book value per common share	$11.10	$11.10	$10.70	$10.96	$10.34	$9.07	$8.35
Tangible book value per share	$10.27	$10.23	$9.85	$10.07	$9.48	$8.86	$8.15
Market price at period end	$9.35	$18.95	$11.96	$16.05	$17.07	$15.57	$20.06

Other Data:
Number of bank branches	15	14	14	14	12	9	10
Full time equivalent employees	336	314	318	293	288	228	216

Core Performance Ratios:
Return on average assets	0.57%	0.78%	0.70%	0.70%	0.84%	1.08%	1.13%
Return on average equity	7.56%	11.43%	10.67%	9.66%	11.12%	14.49%	15.01%
Efficiency ratio[2]	52.73%	56.16%	55.11%	60.20%	55.21%	48.03%	48.79%

[2]	The core efficiency ratio is calculated by dividing core operating expenses by the sum of net interest income before the provision for loan losses and core non-interest income.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Reconciliation of GAAP and Core Operating Income
GAAP net income before income taxes	$18,804	$21,380	$34,316	$31,115	$34,757	$38,593	$37,045
Net (gain) loss under SFAS No. 159	(3,052)	1,941	(20,090)	(2,685)	—	—	—
Other-than-temporary impairment charge	1,140	—	27,575	4,710	—	—	—
Net (gain) loss on sale of securities	(23)	—	(354)	—	(81)	647	100
FDIC special assessment	2,007	—	—	—	—	—	—
Partial recovery of WorldCom, Inc. loss	—	(2,419)	(2,419)	—	—	—	—

Core operating income before income taxes	18,876	20,902	39,028	33,140	34,676	39,240	37,145
Provision for income taxes for core income[3]	7,365	7,519	14,154	11,823	13,082	15,339	14,441

Net core operating income	$11,511	$13,383	$24,874	$21,317	$21,594	$23,901	$22,704

GAAP diluted earnings per common share	$0.46	$0.67	$1.10	$1.02	$1.14	$1.31	$1.25
Net (gain) loss under SFAS No. 159, net of tax	(0.08)	0.06	(0.55)	(0.08)	—	—	—
Other-than-temporary impairment charge, net of tax	0.03	—	0.76	0.13	—	—	—
Net (gain) loss on sale of securities, net of tax	—	—	(0.01)	—	—	0.02	—
FDIC special assessment, net of tax	0.05	—	—	—	—	—	—
Partial recovery of WorldCom, Inc. loss, net of tax	—	(0.07)	(0.07)	—	—	—	—

Core operating income per diluted common share[4]	$0.47	$0.66	$1.23	$1.07	$1.14	$1.33	$1.26

Core operating income before income taxes	$18,876	$20,902	$39,028	$33,140	$34,676	$39,240	$37,145
Provision for loan losses	9,500	600	5,600	—	—	—	—

Core operating income before the provision for loan losses and income taxes	$28,376	$21,502	$44,628	$33,140	$34,676	$39,240	$37,145

[3]	Non-GAAP reconciliation:

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
GAAP provision for income taxes	$7,333	$7,730	$12,057	$10,930	$13,118	$15,051	$14,396
Provision for income taxes applicable to non-core items	32	(211)	2,097	893	(36)	288	45

Provision for income taxes for core income	$7,365	$7,519	$14,154	$11,823	$13,082	$15,339	$14,441

[4]	Core diluted operating income per common share may not foot due to rounding.

RISK FACTORS

In addition to other information contained in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below and the risks set forth in our Annual Report on Form 10-K for the year ended December 31, 2008 incorporated by reference herein, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (“Exchange Act”), in evaluating us and our business before making a decision to invest in our common stock. These risks are not the only ones that we face. Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement, the accompanying prospectus, and the documents incorporated in them by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks that we face described below and elsewhere in this prospectus supplement, the accompanying prospectus, and the documents incorporated in them by reference. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

Risks Related to Our Business

Current conditions in, and regulation of, the banking industry may have a material adverse effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations, including those with respect to federal and state taxation, may cause our results of operations to differ materially. In addition, the cost and burden of compliance, over time, have significantly increased and could adversely affect our ability to operate profitably.

During 2008 and 2009, there has been unprecedented government intervention in response to the financial crises affecting the banking system and financial markets. In October 2008, President Bush signed the Emergency Economic Stabilization Act (“EESA”) into law, which granted the U.S. Treasury the authority to, among other things, purchase up to $700 billion of troubled assets (including mortgages, mortgage-backed securities and certain other financial instruments) from financial institutions to stabilize and provide liquidity to the U.S. financial markets (although in November 2008, the U.S. Treasury stated that the government would not use any of the $700 billion that Congress granted under the EESA to purchase troubled assets). Shortly thereafter, the U.S. Treasury, the Board of Governors of the Federal Reserve System (“FRB”) and the FDIC announced additional steps aimed at stabilizing the financial markets. First, the U.S. Treasury announced the CPP, a $250 billion voluntary capital purchase program under which qualifying financial institutions may sell preferred shares to the Treasury (to be funded from the $700 billion authorized for troubled asset purchases). Second, the FDIC announced that its Board of Directors, under the authority to prevent “systemic risk” in the U.S. banking system, approved the Temporary Liquidity Guarantee Program (“TLGP”), which permits the FDIC to (1) guarantee certain newly issued senior unsecured debt issued by participating institutions under the Debt Guarantee Program and (2) fully insure non-interest bearing transaction deposit accounts held at participating FDIC-insured institutions, regardless of dollar amount, under the Transaction Account Guarantee Program. Third, the FRB announced further details of its Commercial Paper Funding Facility (“CPFF”), which provides a broad backstop for the commercial paper market. We are currently participating in the CPP and the TLGP, but not the CPFF. Participation in the CPP and the TLGP may adversely affect our results of operations as a result of dividend payments required by the CPP and higher FDIC assessments payable by participants in the TLGP. We intend to use the proceeds of this offering to repurchase the securities issued to the U.S. Treasury under the CPP. The U.S. Treasury may demand a price for repurchase of the Warrant that would impair the amount of capital available to us for our operations.

In February 2009, the U.S. Treasury announced the terms and conditions for the Capital Assistance Program (“CAP”). The purpose of the CAP is to restore confidence throughout the financial system that the nation’s largest banking institutions have a sufficient capital cushion against larger than expected future losses and to support lending to creditworthy borrowers. The CAP consists of two core elements. The first is a forward-looking capital assessment to determine whether any of the major U.S. banking organizations need to establish an additional capital buffer during this period of heightened uncertainty. The second is access for qualifying financial institutions to contingent common equity provided by the U.S. government as a bridge to private capital in the future. We are not participating in the CAP.

As a complement to the CAP, the FRB and other U.S. federal banking regulators were engaged in a comprehensive capital assessment exercise, the Supervisory Capital Assessment Program (“SCAP”), sometimes referred to as “stress testing,” with each of the 19 largest U.S. bank holding companies. The federal banking regulators measured how much of an additional capital buffer, if any, each institution would need to establish to ensure that it would have sufficient capital to comfortably exceed minimum regulatory requirements at year-end 2010. As a result of SCAP, many of the 19 institutions underwent capital raising or restructuring transactions to improve their capital base.

In March 2009, the U.S. Treasury announced guidelines for the “Making Home Affordable” loan modification program. Among other things, this program intends for the U.S. Treasury to partner with financial institutions and investors to reduce certain homeowners’ monthly mortgage payments and provides mortgage holders and servicers financial incentives to modify existing first mortgages of certain qualifying homeowners. Under this program, the U.S. Treasury also shares in certain costs associated with reductions in monthly payment amounts. We have not participated in the “Making Home Affordable” loan modification program. If we do participate at some point in the future, among other things, modification of mortgage loans that we hold may result in lower payment obligations for borrowers, which could lead us to experience reduced cash flow.

There can be no assurance as to the actual impact that the foregoing programs or any other governmental program that may be introduced or implemented in the future will have on the financial markets and the economy. A continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock. In addition, we expect to face increased regulation and supervision of our industry as a result of the existing financial crisis, and there will be additional requirements and conditions imposed on us to the extent that we participate in any of the programs established or to be established by the U.S. Treasury or by the federal bank regulatory agencies. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities.

Our participation in the CPP restricts our ability to declare or pay dividends and repurchase shares and access the capital markets.

On December 19, 2008, pursuant to a Letter Agreement (including the Securities Purchase Agreement — Standard Terms incorporated by reference therein, the “Purchase Agreement”) we issued to the U.S. Treasury for aggregate consideration of $70.0 million (i) 70,000 shares of Series B Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, and (ii) a Warrant to purchase up to 751,611 shares of our common stock, par value $0.01 per share, at an initial price of $13.97 per share. Pursuant to the terms of the Purchase Agreement, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series B Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 without the U.S. Treasury’s approval until the third anniversary of the investment unless all of the Series B Preferred Stock has been redeemed or transferred. In addition, our ability to repurchase our common shares is restricted. U.S. Treasury consent generally is required for any stock repurchase until the third anniversary of the investment by the U.S. Treasury unless all of the Series B Preferred Stock has been redeemed or transferred.

Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the Series B Preferred Stock dividends. Finally, if the U.S. Treasury were to transfer our securities to a third party, it is likely that the agreement providing for such transfer would grant the new holders of such securities certain registration rights which, in certain circumstances, impose lock-up periods during which we would be unable to issue equity securities.

Our participation in the CPP places restrictions on executive compensation

Pursuant to the terms of the Purchase Agreement, we adopted the U.S. Treasury’s standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds the equity issued pursuant to the Purchase Agreement, including the common stock that may be issued pursuant to the Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods. Since the Warrant has a ten-year term, we could potentially be subject to the executive compensation and corporate governance restrictions for a ten-year time period. Depending upon the limitations placed on incentive compensation, it is possible that we may be unable to create a compensation structure that permits us to retain our highest performing employees. If this were to occur, our businesses and results of operations could be adversely affected, perhaps materially. We expect to apply to repurchase the Series B Preferred Stock and the Warrant that we issued to the U.S. Treasury under the CPP, in which case, the restrictions placed on us by the CPP would be removed. There can be no assurance that the U.S. Treasury will allow us to repurchase this Series B Preferred Stock or repurchase the Warrant or that an acceptable price for repurchasing the Warrant can be agreed upon.

The potential adoption of significant aspects of the Obama Administration Reform Plan may have a material effect on our operations.

In June 2009, the Obama Administration released a white paper setting forth its comprehensive plan for financial regulatory reform (“Reform Plan”). The Reform Plan contains a number of recommendations and proposals that are intended to address perceived weaknesses in the U.S. financial regulatory system and prevent future economic and financial crises. Most significantly for us, the Reform Plan contains proposals eliminating the federal thrift charter, which would result in Flushing Savings Bank, FSB becoming a national bank, Flushing Financial Corporation becoming a bank holding company subject to consolidated capital requirements and Bank Holding Company Act activity limitations and potential significant erosion of federal preemption of state law.

Legislation has been introduced in Congress to implement the Reform Plan. This legislation is in an early stage of consideration in Congress, and at this point in time we cannot determine which provisions of the Reform Plan will result in final legislation. If the more significant provisions of the Reform Plan become law, our operations could be significantly affected.

The FDIC’s recently adopted restoration plan and the related increased assessment rate schedule may have a material effect on our results of operations.

The FDIC adopted a restoration plan that raised the deposit insurance assessment rate schedule, uniformly across all four risk categories into which the FDIC assigns insured institutions, by seven basis points (annualized) of insured deposits beginning on January 1, 2009. Additionally, beginning with the second quarter of 2009, the initial base assessment rates were increased further depending on an institution’s risk category, with adjustments resulting in increased assessment rates for institutions with a significant reliance on secured liabilities and brokered deposits. The FDIC also adopted a final rule in May 2009, imposing a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, which will be collected on September 30, 2009. The final rule also allows the FDIC to impose possible additional special assessments of up to five basis points thereafter to maintain public confidence in the Deposit Insurance Fund (“DIF”). There is no guarantee that the higher premiums and special assessments described above will be sufficient for the DIF to meet its funding requirements, which may necessitate further special assessments or increases in deposit insurance premiums. Any such future assessments or increases could have a further material impact on our results of operations.

Changes in interest rates may significantly impact our financial condition and results of operations.

Like most financial institutions, our results of operations depend to a large degree on our net interest income. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, a significant increase in market interest rates could adversely affect net interest income. Conversely, a significant decrease in market interest rates could result in increased net interest income. As a general matter, we seek to manage our business to limit our overall exposure to interest rate fluctuations. However, fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse impact on our operations and financial condition. Additionally, in a rising interest rate environment, a borrower’s ability to repay adjustable rate mortgages can be negatively affected as payments increase at repricing dates.

Prevailing interest rates also affect the extent to which borrowers repay and refinance loans. In a declining interest rate environment, the number of loan prepayments and loan refinancing may increase, as well as prepayments of mortgage-backed securities. Call provisions associated with our investment in U.S. government agency and corporate securities may also adversely affect yield in a declining interest rate environment. Such prepayments and calls may adversely affect the yield of our loan portfolio and mortgage-backed and other securities as we reinvest the prepaid funds in a lower interest rate environment. However, we typically receive additional loan fees when existing loans are refinanced, which partially offset the reduced yield on our loan portfolio resulting from prepayments. In periods of low interest rates, our level of core deposits also may decline if depositors seek higher-yielding instruments or other investments not offered by us, which in turn may increase our cost of funds and decrease our net interest margin to the extent alternative funding sources are utilized. An increasing interest rate environment would tend to extend the average lives of lower yielding fixed rate mortgages and mortgage-backed securities, which could adversely affect net interest income. In addition, depositors tend to open longer term, higher costing certificate of deposit accounts which could adversely affect our net interest income if rates were to subsequently decline. Additionally, adjustable rate mortgage loans and mortgage-backed securities generally contain interim and lifetime caps that limit the amount the interest rate can increase or decrease at repricing dates. Significant increases in prevailing interest rates may significantly affect demand for loans and the value of bank collateral.

Our lending activities involve risks that may be exacerbated depending on the mix of loan types.

Multi-family residential, commercial real estate and one-to-four family mixed use property mortgage loans and commercial business loans (the increased origination of which is part of management’s strategy), and construction loans, are generally viewed as exposing the lender to a greater risk of loss than fully underwritten one-to-four family residential mortgage loans and typically involve higher principal amounts per loan. Repayment of multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans generally is dependent, in large part, upon sufficient income from the property to cover operating expenses and debt service. Repayment of commercial business loans is contingent on the successful operation of the related business. Repayment of construction loans is contingent upon the successful completion and operation of the project. Changes in local economic conditions and government regulations, which are outside the control of the borrower or lender, also could affect the value of the security for the loan or the future cash flow of the affected properties. We continually review the composition of our mortgage loan portfolio to manage the risk in the portfolio. The current average loan-to-value ratio of our non-performing mortgage loans is 74%.

In addition, from time to time, we originate one-to-four family residential mortgage loans without verifying the borrower’s level of income. These loans involve a higher degree of risk as compared to our other fully underwritten one-to-four family residential mortgage loans. These risks are mitigated by our policy to generally limit the amount of one-to-four family residential mortgage loans to 80% of the appraised value or sale price, whichever is less, as well as charging a higher interest rate than when the borrower’s income is verified. These loans are not as readily saleable in the secondary market as our other fully underwritten loans, either as whole loans or when pooled or securitized.

There can be no assurance that we will be able to successfully implement our business strategies with respect to these higher-yielding loans. In assessing our future earnings prospects, investors should consider, among other things, our level of origination of one-to-four family residential mortgage loans (including loans originated without verifying the borrowers income), our emphasis on multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans, and commercial business and construction loans, and the greater risks associated with such loans. Our increased emphasis on multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans has increased the overall level of credit risk inherent in our loan portfolio.

The markets in which we operate are highly competitive.

We face intense and increasing competition both in making loans and in attracting deposits. Our market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence than us, and all of which are our competitors to varying degrees. Particularly intense competition exists for deposits and in all of the lending activities we emphasize. Our competition for loans comes principally from commercial banks, other savings banks, savings and loan associations, mortgage banking companies, insurance companies, finance companies and credit unions. Management anticipates that competition for mortgage loans will continue to increase in the future. Our most direct competition for deposits historically has come from other savings banks, commercial banks, savings and loan associations and credit unions. In addition, we face competition for deposits from products offered by brokerage firms, insurance companies and other financial intermediaries, such as money market and other mutual funds and annuities. Consolidation in the banking industry and the lifting of interstate banking and branching restrictions have made it more difficult for smaller, community-oriented banks, such as us, to compete effectively with large, national, regional and super-regional banking institutions. In 2006, we launched an internet branch, “iGObanking.com®” a division of the Savings Bank, to provide us with access to markets outside our geographic locations. The internet banking arena also has many larger financial institutions which have greater financial resources, name recognition and market presence than we do.

Notwithstanding the intense competition, we have been successful in increasing our loan portfolios and deposit base. However, no assurances can be given that we will be able to continue to increase our loan portfolios and deposit base, as contemplated by management’s current business strategy.

Certain anti-takeover provisions may increase the costs to or discourage an acquiror.

On September 5, 2006, our Board of Directors renewed our Stockholder Rights Plan, (the “Rights Plan”), which was originally adopted on and had been in place since September 17, 1996 and had been scheduled to expire on September 30, 2006. The Rights Plan was designed to preserve long-term values and protect stockholders against inadequate offers and other unfair tactics to acquire control of us. Under the Rights Plan, each stockholder of record at the close of business on September 30, 2006 received a dividend distribution of one right to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at a price of $65. The rights will become exercisable only if a person or group acquires 15% or more of our common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of the common stock (the “acquiring person or group”). In such case, all stockholders other than the acquiring person or group will be entitled to purchase, by paying the $65 exercise price, common stock (or a common stock equivalent) with a value of twice the exercise price. In addition, at any time after such event, and prior to the acquisition by any person or group of 50% or more of the common stock, our Board of Directors may, at its option, require each outstanding right (other than rights held by the acquiring person or group) to be exchanged for one share of common stock (or one common stock equivalent). If a person or group becomes an acquiring person and we are acquired in a merger or other business combination or sell more than 50% of our assets or earning power, each right will entitle all other holders to purchase, by payment of $65 exercise price, common stock of the acquiring company with a value of twice the exercise price. The renewed rights plan expires on September 30, 2016.

The Rights Plan, as well as certain provisions of our certificate of incorporation and bylaws, the Savings Bank’s federal stock charter and bylaws, certain federal regulations and provisions of Delaware corporation law, and certain provisions of remuneration plans and agreements applicable to employees and officers of the Bank may have anti-takeover effects by discouraging potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors. The Rights Plan and those other provisions, as well as applicable regulatory restrictions, may also prevent or inhibit the acquisition of a controlling position in the common stock and may prevent or inhibit takeover attempts that certain stockholders may deem to be in their or other stockholders’ interest or in our interest, or in which stockholders may receive a substantial premium for their shares over then current market prices. The Rights Plan and those other provisions may also increase the cost of, and thus discourage, any such future acquisition or attempted acquisition, and would render the removal of our current Board of Directors or management more difficult.

We may not be able to successfully implement our commercial business banking initiative.

Our strategy includes a transition to a more “commercial-like” banking institution. We have developed a complement of deposit, loan and cash management products to support this initiative, and intend to expand these product offerings. A business banking unit has been established to build relationships in order to obtain lower-costing deposits, generate fee income, and originate commercial business loans. The success of this initiative is dependent on developing additional product offerings, and building relationships to obtain the deposits and loans. There can be no assurance that we will be able to successfully implement our business strategy with respect to this initiative.

We may need to recognize other-than-temporary impairment charges in the future.

We conduct a periodic review and evaluation of the securities portfolio to determine if the decline in the fair value of any security below its cost basis is other-than-temporary. Factors which we consider in our analysis include, but are not limited to, the severity and duration of the decline in fair value of the security, the financial condition and near-term prospects of the issuer, whether the decline appears to be related to issuer conditions or general market or industry conditions, our intent and ability to retain the security for a period of time sufficient to allow for any anticipated recovery in fair value and the likelihood of any near-term fair value recovery. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience. If we deem such decline to be other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged to earnings as a component of non-interest income.

We continue to monitor the fair value of our securities portfolio as part of our ongoing other-than-temporary impairment evaluation process. There can be no assurance that we will not need to recognize other-than-temporary impairment charges related to securities in the future.

Risks Related to this Offering and Our Common Stock

Market conditions and other factors may affect the value of our common stock.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time, including:

•	general economic conditions and conditions in the financial markets;

•

changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events;

•

conditions in the regional and national credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	government action or regulation;

•	market interest rates;

•	the market for similar securities;

•	our past and future dividend practice; and

•	our financial condition, performance, creditworthiness and prospects.

Accordingly, the shares of common stock that an investor purchases in this offering may trade at a price lower than that at which they were purchased.

The market price and trading volume of our common stock may be volatile.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility recently. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become.

If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price you pay in this offering. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts or investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	changes in regulations affecting financial institutions;

•	the operating and securities price performance of other companies that investors believe are comparable to us; and

•	future sales of our equity or equity-related securities.

Industry factors and general economic and political conditions and events, such as those listed above, could cause our stock price to decrease regardless of our operating results. In the past, stockholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. Although we have not been subject to such litigation to date, we cannot assure you that we will not be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will affect the market price of our common stock. We are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

In addition, the exercise of the underwriters’ over-allotment option or the exercise of any options granted to directors, executive officers and other employees under our stock compensation plans could have an adverse effect on the market price of our common stock, and the existence of options, or shares of our common stock reserved for issuance as restricted shares of our common stock, may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources or, if the Bank’s capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

You may not receive dividends on the common stock.

Holders of our common stock are entitled to receive dividends only when, as and if our Board of Directors declares them. Although we have historically declared cash dividends on our common stock, we are not required to do so, and our Board of Directors may reduce or eliminate our common stock dividend in the future.

In addition, our payment of dividends is subject to certain restrictions as a result of our issuance of preferred stock to the U.S. Treasury on December 19, 2008 under the CPP. Prior to December 19, 2011, unless we have redeemed all the preferred stock issued to the U.S. Treasury under the CPP, or unless the U.S. Treasury has transferred all the preferred stock to a third party, the consent of the U.S. Treasury will be required for us to declare or pay any dividend or make any distribution on common stock other than (i) regular quarterly cash dividends of not more than $0.13 per share, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction, (ii) dividends payable solely in shares of common stock and (iii) dividends or distributions of rights or junior stock in connection with a stockholders’ rights plan.

We have discretion regarding the use of proceeds of this offering.

We have discretion to use the proceeds of this offering for any purposes described under “Use of Proceeds.” Holders of our common stock may not agree with every use to which we put the proceeds of this offering.

BUSINESS

Overview

Flushing Financial Corporation is a Delaware corporation organized in May 1994 at the direction of the Savings Bank. Our principal executive offices are located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042, and our telephone number is (718) 961-5400. Our common stock is traded on the NASDAQ Global Select Market under the symbol “FFIC.” The Savings Bank was organized in 1929 as a New York State chartered mutual savings bank. In 1994, the Savings Bank converted to a federally chartered mutual savings bank and changed its name from Flushing Savings Bank to Flushing Savings Bank, FSB. The Savings Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank in 1995, at which time Flushing Financial Corporation acquired all of the stock of the Savings Bank. The primary business of Flushing Financial Corporation at this time is the operation of its wholly owned subsidiary, the Savings Bank.

At June 30, 2009, we had total assets of $4.1 billion, deposits of $2.7 billion and stockholders’ equity of $312.0 million.

The Savings Bank’s principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in:

•

originations and purchases of one-to-four family (focusing on mixed-use properties — properties that contain both residential dwelling units and commercial units), multi- family residential and commercial real estate mortgage loans;

•	construction loans, primarily for residential properties;

•	SBA loans and other small business loans;

•	mortgage loan surrogates such as mortgage-backed securities; and

•	U.S. government securities, corporate fixed-income securities and other marketable securities.

The Savings Bank also originates certain other consumer loans. The Savings Bank’s revenues are derived principally from interest on its mortgage and other loans and mortgage-backed securities portfolio, and interest and dividends on other investments in its securities portfolio. The Savings Bank’s primary sources of funds are deposits, FHLB-NY borrowings, repurchase agreements, principal and interest payments on loans, mortgage-backed and other securities, proceeds from sales of securities and, to a lesser extent, proceeds from sales of loans. As a federal savings bank, the Savings Bank’s primary regulator is the OTS. The Savings Bank’s deposits are insured to the maximum allowable amount by the FDIC. Additionally, the Savings Bank is a member of the FHLB system.

During 2006, we implemented a strategy to transition to a more “commercial-like” banking institution. This strategy focused on obtaining lower-costing deposits and shifting our funding sources away from certificates of deposits and borrowings. A major component of this strategy focused on attracting business customers.

During 2006, the Savings Bank established a business banking unit and began the development of a full complement of commercial business deposit, loan and cash management products. These products are now available to our customers, and have allowed us to attract new business customers and expand our services to existing customers.

In November 2006, the Savings Bank launched an internet branch, iGObanking.com®, as a new division which provides us access to markets outside our geographic locations. Accounts can be opened online at www.iGObanking.com or by mail.

During 2007, the Savings Bank formed a wholly owned subsidiary, Flushing Commercial Bank, a New York State chartered commercial bank, for the limited purpose of providing banking services to public entities including counties, cities, towns, villages, school districts, libraries, fire districts and the various courts throughout the New York city metropolitan area. The Commercial Bank was formed in response to New York State law, which requires that municipal deposits and state funds must be deposited into a bank or trust company as defined in New York State law. The Savings Bank is not considered an eligible bank or trust company for this purpose.

Management Strategy

Our strategy is to continue our focus on being an institution serving consumers, businesses, and governmental units in our local markets. In furtherance of this objective, we intend to:

•	continue our emphasis on the origination of multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans;

•	transition from a traditional thrift to a more “commercial-like” banking institution;

•	increase our commitment to the multi-cultural marketplace, with a particular focus on the Asian community in Queens;

•	maintain asset quality;

•	manage deposit growth and maintain a low cost of funds through

•	business banking deposits,

•	municipal deposits through government banking and

•	new customer relationships via iGObanking.com® ;

•	cross sell to lending and deposit customers;

•	take advantage of market disruptions to attract talent and customers from competitors; and

•	manage interest rate risk and capital.

Multi-Family Residential, Commercial Real Estate and One-to-Four Family Lending. In recent years, we have emphasized the origination of higher-yielding multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans. We expect to continue this emphasis on higher-yielding mortgage loan products.

Transition to a More “Commercial-like” Banking Institution. We established a business banking unit during 2006 staffed with a team of experienced commercial bankers. We have developed a complement of deposit, loan and cash management products to support this initiative, and expanded these product offerings. The business banking unit is responsible for building business relationships in order to obtain lower-costing deposits, generate fee income, and originate commercial business loans. Building these business relationships could provide us with a lower-costing source of funds and higher-yielding adjustable-rate loans, which would help us manage our interest-rate risk.

Increase Our Commitment to the Multi-Cultural Marketplace, with a Particular Focus on the Asian Community in Queens. Our branches are all located in the New York city metropolitan area with particular concentration in the New York city borough of Queens. Queens in particular exhibits a high level of ethnic diversity. An important element of our strategy is to service the multi-ethnic consumer and business. We have a particular concentration in the Asian communities- among them Chinese and Korean populations. Both groups are noted for high levels of savings, education and entrepreneurship. In order to service these and other important ethnic groups in our market, our staff speaks more than 30 languages. We have an Asian advisory board to help broaden our link to the community by providing guidance and fostering awareness of our active role in the local community. Our focus on the Asian community in Queens, where we have four branches, has resulted in us obtaining $416 million in deposits in these branches. We also have $211 million of loans outstanding to borrowers in the Asian community.

Maintain Asset Quality. By adherence to our strict underwriting standards, we have been able to minimize net losses from impaired loans with net charge-offs of $6.1 million for the six months ended June 30, 2009, and $1.2 million and $0.4 million for the years ended December 31, 2008 and 2007, respectively. We seek to maintain our loans in performing status through, among other things, strict collection efforts, and consistently monitoring non-performing assets in an effort to return them to performing status. To this end, we review the quality of our loans and report to the Loan Committee of the Board of Directors of the Savings Bank on a monthly basis. We have sold and may continue to sell delinquent mortgage loans. We sold seven delinquent mortgage loans totaling $2.0 million during the six months ended June 30, 2009. We sold 32 delinquent mortgage loans totaling $13.6 million and 45 delinquent mortgage loans totaling $33.9 million during the years ended December 31, 2008 and 2007, respectively. The terms of these loan sales included cash due upon closing of the sale, no contingencies or recourse to us, servicing is released to the buyer and time is of the essence. We did not realize any gross gains or gross losses on the sale of these delinquent loans in 2009. We realized gross gains of $74,000 and gross losses of $224,000 on the sale of these loans in 2008. We realized gross gains of $332,000 and no gross losses on the sale of these loans in 2007. There can be no assurances that we will continue this strategy in future periods, or if continued, that we will be able to find buyers to pay adequate consideration. Non-performing assets amounted to $61.5 million at June 30, 2009, and $40.7 million and $5.9 million at December 31, 2008 and 2007, respectively. Non-performing assets as a percentage of total assets were 1.51%, 1.03% and 0.18% at June 30, 2009 and December 31, 2008 and 2007, respectively.

Manage Deposit Growth and Maintain Low Cost of Funds. We have a relatively stable retail deposit base drawn from our market area through our full-service offices. Although we seek to retain existing deposits and maintain depositor relationships by offering quality service and competitive interest rates to our customers, we also seek to keep deposit growth within reasonable limits and our strategic plan. In 2006, we initiated our business banking operation that we designed specifically to develop full business relationships thereby bringing in lower cost checking and money market deposits. As of June 30, 2009, deposit balances in the business sector are $79.3 million. In 2006, we also launched an internet branch, “iGObanking.com® ” as a division of the Savings Bank, to compete for deposits from sources outside the geographic footprint of our full-service offices. In creating “iGObanking.com®” our strategy is to reduce our reliance on wholesale borrowings and reduce our funding costs. Deposit balances in “iGObanking.com®” stand at $308.6 million as of June 30, 2009 at rates lower than our current CD base. During 2007, the Savings Bank formed a wholly owned subsidiary, Flushing Commercial Bank, a New York State chartered commercial bank, for the limited purpose of accepting municipal deposits and state funds, including certain court ordered funds from New York State Courts, in the State of New York as an additional source of deposits. As of June 30, 2009, deposits in Flushing Commercial Bank totaled $282.0 million at rates below our average cost of funds. We also obtain deposits through brokers and the CDARS® network. Management intends to balance its goal to maintain competitive interest rates on deposits while seeking to manage its overall cost of funds to finance its strategies. We generally rely on our deposit base as our principal source of funding. In addition, the Banks are members of the FHLB-NY, which provides us with a source of borrowing. We also utilize reverse purchase agreements, established with other financial institutions. These borrowings help us fund asset growth and increase net interest income. During the six months ended June 30, 2009, we realized an increase in deposits of $213.9 million and a decrease in borrowed funds of $99.1 million.

Cross Sell to Lending and Deposit Customers. A significant portion of our lending and deposit customers do not have both their loans and deposits with us. We intend to focus on obtaining additional deposits from our lending customers and originating additional loans to our deposit customers. Product offerings were expanded in the past three years and are expected to be further expanded in 2009 to accommodate perceived customer demands. In addition, specific employees are assigned responsibilities of generating these additional deposits and loans by coordinating efforts between lending and deposit gathering departments.

Take Advantage of Market Disruptions to Attract Talent And Customers From Competitors. The New York city market place has been dominated by large institutions, many of which recently have run into difficult situations due to the recessionary environment. During this time period we have been able to attract talent from such large commercial banks. That talent has brought with it significant business relationships. The preoccupation of our large competitors with significant profitability concerns has caused them to reduce lending and make their customer base more vulnerable. We have been able to see a larger number of strong companies that have been caught in a retrenchment by their existing large institution. We anticipate this environment remaining for some period of time as large banks work through their continuing problems.

We have in the past increased growth through acquisitions of financial institutions and branches of other financial institutions, and will continue to pursue growth through acquisitions that are, or are expected to be within a reasonable time frame, accretive to earnings, as well as evaluating the feasibility of opening additional branches. We have in the past opened new branches. In 2006, we completed the acquisition of Atlantic Liberty Savings and opened a branch in Bayside, Queens. Two branches were also opened in Queens in the first quarter of 2007, and one branch has been opened in Nassau County in the first quarter of 2009. We plan to continue to seek and review potential acquisition opportunities that complement our current business, are consistent with our strategy to build a bank that is focused on the unique personal and small business banking needs of the multi-ethnic communities we serve.

Manage Interest Rate Risk and Capital. We seek to manage our interest rate risk by actively reviewing the repricing and maturities of our interest rate sensitive assets and liabilities. The mix of loans we originate (fixed or ARM) is determined in large part by borrowers’ preferences and prevailing market conditions. We seek to manage the interest rate risk of our loan portfolio by actively managing our security portfolio and borrowings. By adjusting the mix of fixed and adjustable rate securities, as well as the maturities of the securities, we have the ability to manage the combined interest rate sensitivity of our assets. Additionally, we seek to balance the interest rate sensitivity of our assets by managing the maturities of our liabilities. The Savings Bank faces several minimum capital requirements imposed by the OTS. These requirements limit the dividends the Savings Bank is allowed to pay to Flushing Financial Corporation, and can limit the annual growth of the Savings Bank.

Market Area and Competition

We are a community oriented savings institution offering a wide variety of financial services to meet the needs of the communities we serve. Our main office is in Flushing, New York, located in the New York city borough of Queens. At June 30, 2009, the Savings Bank operated out of 15 full-service offices, located in the New York city boroughs of Queens, Brooklyn and Manhattan, and in Nassau County, New York. The Commercial Bank shares one office in Brooklyn and two offices in Nassau County, New York. The New York city metropolitan market is one of the largest in the country both in terms of population and income. The communities we serve in the New York city metropolitan area are some of the most ethically diverse in the country, as New York city continues to attract a growing immigrant base. The Asian communities are particularly important to our market, but we are also pursuing several other large ethnic groups in the area as well. Large financial institutions dominate both the lending and deposit business in this market. In addition smaller ethnic banks appeal to specific population groups. We also operate an internet branch, iGObanking.com®. The internet banking space has many competitors both large and small that operate both within and outside of our existing geography.

Lending Activities

Loan Portfolio Composition. Our loan portfolio consists primarily of mortgage loans secured by multi-family residential, commercial real estate, one-to-four family mixed-use property, one-to-four family residential property, and construction loans. Our mortgage loan portfolio has an average loan-to-value ratio of 53%. In addition, we also offer SBA loans, other small business loans and consumer loans. Substantially all of our mortgage loans are secured by properties located within our market area. At June 30, 2009 and December 31, 2008, we had gross loans outstanding of $3,081.9 million and $2,954.6 million, respectively (before the allowance for loan losses and net deferred costs).

In recent years, we have focused on the origination of multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans. These loans generally have higher yields than one-to-four family residential properties, and include prepayment penalties that we collect if the loans pay in full prior to the contractual maturity. We expect to continue this emphasis through marketing and by maintaining competitive interest rates and origination fees. Our marketing efforts include frequent contacts with mortgage brokers and other professionals who serve as referral sources. From time to time, we may purchase loans from mortgage bankers and other financial institutions. Loans purchased comply with our underwriting standards. We do not originate or hold in portfolio subprime mortgage loans.

Multi-Family Residential Lending. Loans secured by multi-family residential properties were $1,067.1 million and $999.2 million at June 30, 2009 and December 31, 2008, respectively. Our multi-family residential mortgage loans had an average principal balance of $497,000 at June 30, 2009. We offer both fixed-rate and adjustable- rate multi-family residential mortgage loans, with maturities of up to 30 years.

In underwriting multi-family residential mortgage loans, we review the expected net operating income generated by the real estate collateral securing the loan, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower’s experience in owning or managing similar properties. We typically require debt service coverage of at least 125% of the monthly loan payment. During 2008, we increased the required debt service coverage ratio for multi-family residential loans with ten units or less. We generally originate these loans up to only 75% of the appraised value or the purchase price of the property, whichever is less. Any loan with a final loan-to-value ratio in excess of 75% must be approved by either the Board of Directors, its Loan Committee or its Executive Committee as an exception to policy. We generally rely on the income generated by the property as the primary means by which the loan is repaid. However, personal guarantees may be obtained for additional security from these borrowers. We typically order an environmental report on our multi-family and commercial real estate loans.

Commercial Real Estate Lending. Loans secured by commercial real estate were $779.2 million and $752.1 million at June 30, 2009 and December 31, 2008, respectively. Our commercial real estate mortgage loans are secured by improved properties such as office buildings, hotels/motels, nursing homes, small business facilities, strip shopping centers, warehouses, and, to a lesser extent, religious facilities. At June 30, 2009, our commercial real estate mortgage loans had an average principal balance of $816,000. Commercial real estate mortgage loans are generally originated in a range of $100,000 to $6.0 million.

In underwriting commercial real estate mortgage loans, we employ the same underwriting standards and procedures as are employed in underwriting multi-family residential mortgage loans.

One-to-Four Family Mortgage Lending — Mixed-Use Properties. We offer mortgage loans secured by one-to-four family mixed-use properties. These properties contain up to four residential dwelling units and a commercial unit. We offer both fixed-rate and adjustable-rate one-to-four family mixed-use property mortgage loans with maturities of up to 30 years and a general maximum loan amount of $1,000,000. Loan originations primarily result from applications received from mortgage brokers and mortgage bankers, existing or past customers, and persons who respond to our marketing efforts and referrals. One-to-four family mixed-use property mortgage loans were $745.2 million and $752.0 million at June 30, 2009 and December 31, 2008, respectively.

In underwriting one-to-four family mixed-use property mortgage loans, we employ the same underwriting standards and procedures as are employed in underwriting multi-family residential mortgage loans.

One-to-Four Family Mortgage Lending — Residential Properties. We offer mortgage loans secured by one-to-four family residential properties, including townhouses and condominium units. For purposes of the description contained in this section, one-to-four family residential mortgage loans, co-operative apartment loans and home equity loans are collectively referred to herein as “residential mortgage loans.” We offer both fixed- rate and adjustable-rate residential mortgage loans with maturities of up to 30 years and a general maximum loan amount of $1,000,000. Loan originations generally result from applications received from mortgage brokers and mortgage bankers, existing or past customers, and referrals. Residential mortgage loans were $247.7 million and $245.3 million at June 30, 2009 and December 31, 2008, respectively.

We generally originate residential mortgage loans in amounts up to 80% of the appraised value or the sale price, whichever is less. We may make residential mortgage loans with loan-to-value ratios of up to 90% of the appraised value of the mortgaged property; however, private mortgage insurance is required whenever loan-to-value ratios exceed 80% of the appraised value of the property securing the loan.

Construction Loans. Our construction loans primarily have been made to finance the construction of one-to-four family residential properties, multi-family residential properties and residential condominiums. We also, to a limited extent, finance the construction of commercial real estate. Our policies provide that construction loans may be made in amounts up to 70% of the estimated value of the developed property and only if we obtain a first lien position on the underlying real estate. However, we generally limit construction loans to 60% of the estimated value of the developed property. In addition, we generally require personal guarantees on all construction loans. Construction loans are generally made with terms of two years or less. Advances are made as construction progresses and inspection warrants, subject to continued title searches to ensure that we maintain a first lien position. Construction loans outstanding were $102.8 million and $103.6 million at June 30, 2009 and December 31, 2008, respectively. At 3% of our portfolio, construction lending is not one of our core businesses. The majority of projects are in late phase of development or in the selling stage.

Small Business Administration Lending. These loans are extended to small businesses and are guaranteed by the SBA up to a maximum of 85% of the loan balance for loans with balances of $150,000 or less, and to a maximum of 75% of the loan balance for loans with balances greater than $150,000. We also provide term loans and lines of credit up to $350,000 under the SBA Express Program, on which the SBA provides a 50% guaranty. The maximum loan size under the SBA guarantee program is $2,000,000, with a maximum loan guarantee of $1,500,000. All SBA loans are underwritten in accordance with SBA Standard Operating Procedures and we generally obtain personal guarantees and collateral, where applicable, from SBA borrowers. Typically, SBA loans are originated at a range of $25,000 to $2.0 million with terms ranging from three to 25 years. SBA loans are generally offered at adjustable rates tied to the prime rate (as published in the Wall Street Journal) with adjustment periods of one to three months. We generally sell the guaranteed portion of certain SBA term loans in the secondary market, realizing a gain at the time of sale, and retain the servicing rights on these loans, collecting a servicing fee of approximately 1%. SBA loans totaled $18.7 million and $19.7 million at June 30, 2009 and December 31, 2008, respectively.

Commercial Business and Other Lending. We originate other loans for business, personal, or household purposes. Total commercial business and other loans outstanding amounted to $121.1 million and $82.7 million at June 30, 2009 and December 31, 2008, respectively. Business loans are personally guaranteed by the owners, and may also be secured by additional collateral, including equipment and inventory. Included in commercial business loans are loans made to owners of New York City taxi medallions. These loans, which totaled $45.7 million at June 30, 2009, are secured through liens on the taxi medallions. We originate taxi medallion loans up to 80% of the value of the taxi medallion. The maximum loan size for a business loan is $5,000,000, with a maximum term of 25 years. Consumer loans generally consist of passbook loans and overdraft lines of credit. Generally, unsecured consumer loans are limited to amounts of $5,000 or less for terms of up to five years. We offer credit cards to our customers through a third-party financial institution and receive an origination fee and transactional fees for processing such accounts, but do not underwrite or finance any portion of the credit card receivables.

The underwriting standards employed by us for consumer and other loans include a determination of the applicant’s payment history on other debts and assessment of the applicant’s ability to meet payments on all of his or her obligations. In addition to the creditworthiness of the applicant, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. Unsecured loans tend to have higher risk, and therefore command a higher interest rate.

Loan Concentrations. The maximum amount of credit that the Savings Bank can extend to any single borrower or related group of borrowers generally is limited to 15% of the Savings Bank’s unimpaired capital and surplus. Applicable laws and regulations permit an additional amount of credit to be extended, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. However, it is currently our policy not to extend such additional credit. At June 30, 2009, there were no loans in excess of the maximum dollar amount of loans to one borrower that the Savings Bank was authorized to make.

Investment Activities

Our investment policy, which is approved by the Board of Directors, is designed primarily to manage the interest rate sensitivity of our overall assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity. In establishing our investment strategies, we consider our business and growth strategies, the economic environment, our interest rate risk exposure, our interest rate sensitivity “gap” position, the types of securities to be held, and other factors.

Federally chartered savings institutions have authority to invest in various types of assets, including U.S. government obligations, securities of various federal agencies, mortgage-backed and mortgage-related securities, certain certificates of deposit of insured banks and savings institutions, certain bankers acceptances, reverse repurchase agreements, loans of federal funds, and, subject to certain limits, corporate securities, commercial paper and mutual funds. We primarily invest in mortgage-backed securities, U.S. government obligations, and mutual funds that purchase these same instruments.

Our Investment Committee meets quarterly to monitor investment transactions and to establish investment strategy. The Board of Directors reviews the investment policy on an annual basis and investment activity on a monthly basis. We classify our investment securities as available for sale. We carry some of our investments under the fair value option of Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of Financial Accounting Standards Board (“FASB”) No.115.” Unrealized gains and losses for investments carried under the fair value option of SFAS No. 159 are included in our Consolidated Statements of Income. Unrealized gains and losses on the remaining investment portfolio, other than unrealized losses considered other than temporary, are excluded from earnings and included in Accumulated Other Comprehensive Income (a separate component of equity), net of taxes. At June 30, 2009, we had $724.5 million in securities available for sale, which represented 17.83% of total assets. These securities had an aggregate market value at June 30, 2009 that was approximately 2.3 times the amount of our equity at that date. At June 30, 2009, the balance of unrealized net losses on securities available for sale was $11.8 million, net of taxes. This impairment was deemed to be temporary based on the direct relationship of the decline in fair value to: (1) movements in interest rates; (2) widening of credit spreads; and (3) the effect of illiquid markets. We do not have the intent to sell these securities and do not anticipate that these securities will be required to be sold before recovery of full principal and interest due, which may be at maturity. Therefore we did not consider these investments to be other-than-temporarily impaired at June 30, 2009. As a result of the magnitude of our holdings of securities available for sale, changes in interest rates could produce significant changes in the value of such securities and could produce significant fluctuations in our operating results and equity.

At June 30, 2009, our investment portfolio primarily consisted of mortgage backed securities that GNMA, FNMA and FHLMC issued, which totaled $620.4 million. Our portfolio also had, at that date, collateralized mortgage-backed securities that private entities issued with a face amount that totaled $96.6 million and a market value of $63.2 million, pooled trust preferred securities with a face amount of $17.9 million and a market value of $9.1 million, and trust preferred securities that single entities issued with a face amount of $6.8 million and a market value of $4.4 million.

Deposits

The following table shows the composition of our deposits as of the dates indicated (amounts in thousands):

	June 30, 2009		December 31, 2008
	Amount	Percent	Amount	Percent
Core Deposits:
Savings accounts	$435,802	16.44%	$359,595	14.75%
Money market accounts	327,324	12.34	306,178	12.56
NOW accounts	352,273	13.29	265,762	10.90
Demand accounts	87,025	3.28	69,624	2.86

Total core deposits	1,202,424	45.35	1,001,159	41.07
Certificates of deposit	1,449,110	54.65	1,436,450	58.93

Total deposits	$2,651,534	100.00%	$2,437,609	100.00%

During the six months ended June 30, 2009, our deposits increased $213.9 million, or 8.8%, with our core deposits increasing $201.3 million, or 20.1%. At June 30, 2009, deposits at our internet branch, iGObanking.com® totaled $308.6 million, and governmental deposits at the Commercial Bank totaled $282.0 million.

Borrowings

Although deposits are our primary source of funds, we also use borrowings as an alternative and cost effective source of funds for lending, investing and other general purposes. The Banks are members of, and are eligible to obtain advances from, the FHLB-NY. Such advances generally are secured by a blanket lien against the Savings Bank’s mortgage portfolio and the Banks’ investment in the stock of the FHLB-NY. In addition, the Banks may pledge mortgage-backed securities to obtain advances from the FHLB-NY. The maximum amount that the FHLB-NY will advance for purposes other than for meeting withdrawals fluctuates from time to time in accordance with the policies of the FHLB-NY. The Banks may also enter into repurchase agreements with broker-dealers and the FHLB-NY. These agreements are recorded as financing transactions and the obligations to repurchase are reflected as a liability in our consolidated financial statements. In addition, we issued junior subordinated debentures with a total par of $61.9 million in June and July 2007. These junior subordinated debentures are carried at fair value in the consolidated statement of financial position.

Borrowings decreased $99.1 million, or 8.7%, during the six months ended June 30, 2009 to $1,039.9 million, as loan growth was more than funded by deposit growth.

Properties

As of June 30, 2009, the Savings Bank conducted its business through 15 full-service offices and its internet branch, “iGObanking.com®”. The Commercial Bank conducted its business through three full-service branch offices which it shares with the Savings Bank. Our executive offices are located in Lake Success, in Nassau County, NY. Flushing Financial Corporation neither owns nor leases any property but instead uses the premises and equipment of the Savings Bank.

Legal Proceedings

We are involved in various legal actions arising in the ordinary course of our business which, in the aggregate, involve amounts which are believed by management to be immaterial to our financial condition, results of operations and cash flows.

Capital Purchase Program

On December 19, 2008 we entered into a Letter Agreement (including the Purchase Agreement) with the U.S. Treasury pursuant to which we issued and sold to the U.S. Treasury for an aggregate purchase price of $70.0 million in cash (i) 70,000 shares of the Series B Preferred Stock, and (ii) the Warrant to purchase up to 751,611 shares of the our common stock, par value $0.01 per share, at an initial price of $13.97 per share. The Series B Preferred Stock qualifies as Tier 1 capital under the risk-based capital guidelines of the OTS (“Tier 1 Capital”) and pays cumulative dividends at a rate of 5% per annum for the first five years following issuance, and 9% per annum thereafter. Dividends are payable on the Series B Preferred Stock quarterly and are payable on February 15, May 15, August 15 and November 15 of each year. If we fail to pay a total of six dividend payments on the Series B Preferred Stock, whether or not consecutive, holders of the Series B Preferred Stock will have the right to elect two directors to our board of directors until we have paid all such dividends that we had failed to pay. The Series B Preferred Stock has no maturity date and ranks senior to the common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation and winding up of Flushing Financial Corporation. The Warrant expires ten years from the issuance date and is immediately exercisable and transferable. The Purchase Agreement contains limitations on the payment of dividends on and the repurchase of the common stock and certain preferred stock. The Purchase Agreement also requires that, until such time as the U.S. Treasury ceases to own any securities acquired from us thereunder, we will take all necessary action to ensure that benefit plans with respect to senior executive officers comply with Section 111(b) of the EESA as implemented by any guidance or regulation under Section 111(b) of EESA that has been issued and is in effect as of the date of issuance of the Series B Preferred Stock and the Warrant and not adopt any benefit plans with respect to, or which cover, senior executive officers that do not comply with EESA. Our senior executive officers have consented to the foregoing.

We expect to apply to repurchase the Series B Preferred Stock that we issued to the U.S. Treasury under the CPP. This repurchase is subject to approval by the U.S. Treasury, following consultation by us with the OTS. We expect that we would fund any such repurchase in part by the sale of common stock pursuant to this offering. We also expect to enter into negotiations with the U.S. Treasury for the repurchase of the associated Warrant for common shares. There can be no assurance that we can redeem this equity or that the U.S. Treasury will allow us to repurchase this Series B Preferred Stock or repurchase the Warrant or that an acceptable price for repurchasing the Warrant can be agreed upon.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $90.5 million after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $104.1 million.

We intend to use the net proceeds from this offering in part to repurchase the Series B Preferred Stock issued to the U.S. Treasury under the CPP and to repurchase the associated Warrant for common shares. There can be no assurance that the U.S. Treasury will approve our applications to repurchase the Series B Preferred Stock or repurchase the Warrant for common shares. If the U.S. Treasury does not approve these applications, we intend to use the net proceeds of this offering for general corporate purposes or to make payments on our borrowings.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

DIVIDEND POLICY

Subject to the Delaware General Corporation Law and the rights of holders of any outstanding preferred stock, holders of our common stock will be entitled to share dividends equally, share for share. We presently plan to pay cash dividends on our common stock on a quarterly basis dependent upon the results of operations of the immediately preceding quarters. Holders of shares of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. Also, participation in the CPP limits our ability to increase our dividend on our common stock for a period of three years or for so long as the U.S. Treasury holds any securities that we issued under the CPP, as discussed in greater detail above under “Risk Factors.”

Our ability to pay dividends depends primarily upon receipt of dividend payments from the Bank. If we do not receive sufficient cash dividends from the Bank, then we may not have sufficient funds to pay dividends on our common stock. The Bank’s ability to pay us dividends depends upon the availability of funds and its actual operating results. In addition, the Bank may not pay dividends to us if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in certain other circumstances.

We paid dividends on our common stock of $5.4 million from January 1, 2009 through June 30, 2009.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “FFIC.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on NASDAQ.

	High	Low	Cash Dividends per Share
Year Ending December 31, 2009
First Quarter	$12.16	$4.03	$0.13
Second Quarter	11.86	5.86	0.13
Third Quarter (through September 16, 2009)	14.18	8.09	0.13	[1]
Year Ended December 31, 2008
First Quarter	$18.54	$12.51	$0.13
Second Quarter	20.31	16.30	0.13
Third Quarter	21.50	14.39	0.13
Fourth Quarter	17.70	10.88	0.13
Year Ended December 31, 2007
First Quarter	$17.77	$15.30	$0.12
Second Quarter	17.20	15.51	0.12
Third Quarter	18.68	14.41	0.12
Fourth Quarter	17.88	14.88	0.12

[1]	Declared, but not yet paid.

The last reported sales price for our common stock on September 16, 2009 was $12.35 per share. We had approximately 840 holders of record of common stock at September 16, 2009.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2009 on an actual basis and on an as adjusted basis to give effect to the receipt of the net proceeds from the offering. The as adjusted capitalization assumes no exercise of the underwriters’ over-allotment option, that 8,317,400 shares of common stock are sold by us at an offering price of $11.50 per share and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $90.5 million.

	June 30, 2009
	Actual	As Adjusted
	(Dollars in thousands, except per share data)
Long-Term Indebtedness:	$791,206	$791,206
Stockholders’ Equity
Preferred stock ($0.01 par value; 5,000,000 shares authorized; 70,000 shares issued with $1,000 liquidation value)	1	1
Common stock ($0.01 par value; 40,000,000 shares authorized; 21,801,049 shares issued and 21,796,604 shares outstanding, actual; 30,118,449 shares issued and 30,114,004 shares outstanding, as adjusted)	218	301
Additional paid-in capital	153,009	243,431
Unearned compensation	(935)	(935)
Retained earnings	176,674	176,674
Accumulated other comprehensive loss	(16,870)	(16,870)
Treasury stock, at cost	(48)	(48)
Total preferred stockholders’ equity	70,000	70,000
Total common stockholders’ equity	242,049	332,554
Total stockholders’ equity	312,049	402,554
Total capitalization	1,103,255	1,193,760
Total book value per common share	$11.10	$11.04
Flushing Savings Bank, FSB Capital Ratios
Tier I capital to risk weighted assets	11.98%	11.98%
Total capital to risk weighted assets	12.51%	12.51%
Tier I capital to tangible assets	8.11%	8.11%

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying base prospectus through Keefe, Bruyette & Woods, Inc., Sandler O’Neill & Partners, L.P. and Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC. Keefe, Bruyette & Woods, Inc. is acting as sole representative of the several underwriters (collectively, the “Underwriters”) and we have entered into an underwriting agreement with Keefe, Bruyette & Woods as representative of the Underwriters, dated September 16, 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter of Shares	Number
Keefe, Bruyette & Woods, Inc.	4,990,440
Sandler O’Neill & Partners, L.P.	2,495,220
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	831,740

Total	8,317,400

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute documents to investors electronically.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.345 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the initial public offering, Keefe, Bruyette & Woods, Inc. may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ over-allotment option to purchase an additional 1,247,610 shares of common stock:

	No Exercise	Full Exercise
Per Share	$0.575	$0.575

Total	$4,782,505	$5,499,881

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $362,500.

Over-allotment option

We have granted the Underwriters an option to buy up to 1,247,610 additional shares of our common stock, at the public offering price less underwriting discounts and commissions. The Underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the Underwriters exercise this option, each Underwriter will be obligated, subject to the conditions in the Underwriting Agreement, to purchase a number of additional shares of our common stock proportionate to such Underwriter’s initial amount relative to the total amount reflected in the above table.

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Keefe, Bruyette & Woods, Inc., subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Keefe, Bruyette & Woods, Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

NASDAQ listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “FFIC.”

Price stabilization and short positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time without notice. The Underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the Underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters, including the validity of the common stock offered hereby, will be passed upon for us by Sonnenschein Nath & Rosenthal LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP, Florham Park, New Jersey.

EXPERTS

The consolidated statements of financial condition of Flushing Financial Corporation and subsidiaries as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and internal control over financial reporting as of December 31, 2008 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto (which report in respect to the consolidated financial statements expresses an unqualified opinion and contains an explanatory paragraph related to the Company’s adoption of Emerging Issues Task Force on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements in 2008 and FASB No. 157, Fair Value Measurements and FASB No.159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB No. 115 as of January 1, 2007) which are incorporated by reference herein in reliance upon the authority of Grant Thornton LLP as experts in accounting and auditing in giving these reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required under the Exchange Act with the SEC. You may read and copy any of these documents at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Our website is www.flushingsavings.com. We make available free of charge on our website, via a link to a third party website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements, select other filings and any amendments to such reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Unless specifically incorporated by reference into this prospectus supplement, information contained on our website is not, and should not be interpreted to be, part of this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3 (File No. 333-155762), of which this prospectus supplement and the accompanying prospectus are a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, such registration statement, under the Securities Act. For further information with respect to our company, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus are not necessarily complete and, where that contract or document is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. You may examine copies of the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s public reference room and on the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus supplement.

This prospectus supplement incorporates by reference certain documents that we have filed with the SEC. These documents contain important information about us that is not included in or delivered with this prospectus supplement or the accompanying prospectus. The following documents filed with the SEC pursuant to Section 13 of the Exchange Act (File No. 001-33013) are incorporated by reference:

•

our annual report on Form 10-K for the year ended December 31, 2008, including those portions incorporated by reference therein of our definitive proxy statement on Schedule 14A filed with the SEC on April 7, 2009;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•	our current reports on Form 8-K filed February 25, May 21 and August 27, 2009.

All documents that we will file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the date such documents are filed, provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any current report on Form 8-K.

We will provide to you, without charge, a copy of any or all documents incorporated by reference into this prospectus supplement except the exhibits to those documents (unless they are specifically incorporated by reference in those documents). You may request copies by writing or telephoning: David Fry, Executive Vice President and Chief Financial Officer, Flushing Financial Corporation, 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042, telephone number (718) 961-5400.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in them constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words “plan,” “forecast,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “is likely,” “will,” “potential,” “may,” “should,” “could,” “predict,” “continue” and similar expressions. These forward-looking statements may include, among other things:

•	statements and assumptions relating to financial performance;

•	statements relating to the anticipated effects on results of operations or financial condition from recent or future developments or events;

•	statements relating to our business and growth strategies and our regulatory capital levels; and

•	any other statements, projections or assumptions that are not historical facts.

Actual future results may differ materially from our forward-looking statements, and we qualify all forward-looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including the following, cautionary factors:

•	potential deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending and small business lending;

•	fluctuations in housing prices;

•

potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force;

•	the relative profitability of our lending and deposit operations;

•

the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios;

•	borrowers’ refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand;

•	unanticipated deterioration in the credit quality or collectability of our loans, including deterioration resulting from the effects of natural disasters;

•	unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities;

•	difficulties in expanding our business and obtaining or retaining deposit or other funding sources as needed, and other constraints resulting from regulatory actions;

•	competition from other financial service providers for experienced managers as well as for customers;

•	changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance;

•	unanticipated lawsuits or outcomes in litigation;

•

legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities our holding company, state-chartered bank or federal savings bank subsidiaries;

•	the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions;

•

changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods.

In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus and in our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2009, as well as any other filings we may make with the SEC and that we may incorporate by reference herein. For information on the documents we are incorporating by reference and how to obtain a copy, please see “Where You Can Find More Information” and “Incorporation of Certain Information By Reference.” We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports that we file with the SEC.

PROSPECTUS

FLUSHING FINANCIAL CORPORATION

$170,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants to Purchase Common Stock or Preferred Stock

We may offer and sell from time to time common stock, preferred stock, debt securities and/or warrants to purchase common stock or preferred stock in one or more series, with an aggregate initial public offering price of up to $170,000,000 (as described in the applicable prospectus supplement). We will provide the specific terms for each of these securities in supplements to this prospectus.

You should read this prospectus, the information incorporated or deemed to be incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “FFIC.” On November 25, 2008, the last reported sales price for our common stock was $13.68 per share. None of the other securities that we may offer are currently traded on any securities exchange. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the NASDAQ Global Select Market or any securities market or exchange of the securities that the prospectus supplement covers.

Investing in any securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

We may sell the securities directly to investors, through agents designated from time to time or to or through dealers or underwriters. See “Plan of Distribution” beginning on page 20 of this prospectus. We will set forth the names of any dealers, underwriters or agents in a prospectus supplement. We also will set forth the net proceeds that we expect to receive from such sales in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $170,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before investing in our securities, you should read both this prospectus and any prospectus supplement, together with additional information described below under the heading “Where You Can Find More Information.”

EXPLANATORY NOTE

In this prospectus, unless the context indicates otherwise, references to the “Company,” “we,” “our” and “us” refer to the activities and the assets and liabilities of Flushing Financial Corporation, including its subsidiaries, Flushing Savings Bank, FSB, a federally chartered stock savings bank (the “Bank”), Flushing Financial Capital Trust II, Flushing Financial Capital Trust III and Flushing Financial Capital Trust IV, which are special purpose business trusts formed during 2007 to issue capital securities, and the four subsidiaries of the Bank: Flushing Commercial Bank, Flushing Preferred Funding Corporation, Flushing Service Corporation, and FSB Properties Inc.

See “Our Company” on page 3 of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the SEC. You may read and copy any of these documents at the SEC’s public reference room located at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. You may also inspect copies of these reports, proxy statements and other information at the offices of the Nasdaq Stock Market, Inc., One Liberty Plaza, 165 Broadway, New York, NY 10006.

Our website is www.flushingsavings.com. We make available free of charge on our website, via a link to a third party website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements, select other filings and any amendments to such reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Unless specifically incorporated by reference into this prospectus, information contained on our website is not, and should not be interpreted to be, part of this prospectus.

This prospectus is part of a Registration Statement and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement or the prospectus supplement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus.

This prospectus incorporates by reference the documents that we have filed with the SEC. These documents contain important information about us that is not included in or delivered with this prospectus. The following documents filed with the SEC pursuant to Section 13 of the Exchange Act (File No. 001-33013) are incorporated by reference:

•

our annual report on Form 10-K for the year ended December 31, 2007, including those portions incorporated by reference therein of our definitive proxy statement on Schedule 14A filed with the SEC on April 7, 2008;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008; and

•	our current reports on Form 8-K filed January 4, February 28, March 3 and 24, May 21 and 27, June 3, August 20 and November 19, 2008.

All documents that we will file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of any offering of securities under this prospectus shall be deemed to be incorporated by reference and to be a part of this prospectus from the date such documents are filed, provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any current report on Form 8-K.

We will provide to you, without charge, a copy of any or all documents incorporated by reference into this prospectus except the exhibits to those documents (unless they are specifically incorporated by reference in those documents). You may request copies by writing or telephoning: David Fry, Executive Vice President and Chief Financial Officer, Flushing Financial Corporation, 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042, telephone number (718) 961-5408.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words “plan,” “forecast,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “is likely,” “will,” “potential,” “may,” “should,” “could,” “predict,” “continue” and similar expressions. These forward-looking statements may include, among other things:

•	statements and assumptions relating to financial performance;

•	statements relating to the anticipated effects on results of operations or financial condition from recent or future developments or events;

•	statements relating to our business and growth strategies and our regulatory capital levels; and

•	any other statements, projections or assumptions that are not historical facts.

We qualify any forward-looking statements entirely by these and the following cautionary factors. Actual future results may differ materially from our forward-looking statements, and we qualify all forward-looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including the following, cautionary factors: potential deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending and small business lending; fluctuations in housing prices; potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending and deposit operations; the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios; borrowers’ refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining or retaining deposit or other funding sources as needed, and other constraints resulting from regulatory actions; competition from other financial service providers for experienced managers as well as for customers; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance; unanticipated lawsuits or outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities our holding company, state-chartered bank or federal savings bank subsidiaries; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods.

In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the “Risk Factors” section of this prospectus beginning on page 5 and in our annual report on Form 10-K for the year ended December 31, 2007 and in our quarterly report on Form 10-Q for the quarter ended September 30, 2008, as well as in any future filings we may make that may be incorporated by reference herein. For information on the documents we are incorporating by reference and how to obtain a copy, please see “Where You Can Find More Information” on page 1 of this prospectus. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports that we file with the SEC.

OUR COMPANY

Flushing Financial Corporation (the “Holding Company”) is a Delaware corporation organized in May 1994 at the direction of the Bank. The Holding Company’s principal executive offices are located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042, and its telephone number is (718) 961-5400.

The Bank was organized in 1929 as a New York State chartered mutual savings bank. In 1994, the Bank converted to a federally chartered mutual savings bank and changed its name from Flushing Savings Bank to Flushing Savings Bank, FSB. The Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank on November 21, 1995, at which time the Holding Company acquired all of the stock of the Bank. The primary business of the Holding Company at this time is the operation of its wholly owned subsidiary, the Bank. The Bank owns four subsidiaries: Flushing Commercial Bank, Flushing Preferred Funding Corporation, Flushing Service Corporation, and FSB Properties Inc. In November, 2006, the Bank launched an internet branch, iGObanking.com®. The activities of the Holding Company are primarily funded by dividends, if any, received from the Bank. Flushing Financial Corporation’s common stock is traded on the NASDAQ Global Select Market under the symbol “FFIC.”

The Holding Company also owns Flushing Financial Capital Trust II, Flushing Financial Capital Trust III, and Flushing Financial Capital Trust IV (the “Trusts”), special purpose business trusts formed during 2007 to issue capital securities. The Trusts used the proceeds from the issuance of these capital securities, and the proceeds from the issuance of their common stock, to purchase junior subordinated debentures from the Holding Company. In accordance with the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, we do not include the Trusts in the consolidated financial statements of the Holding Company. The Holding Company previously owned Flushing Financial Capital Trust I (the “Trust”), which was a special purpose business trust formed in 2002 similar to the Trusts discussed above. The Trust called its outstanding capital securities during July 2007, and was then liquidated. Prior to 2004, the Trust was included in the consolidated financial statements of the Holding Company. Effective January 1, 2004, in accordance with the requirements of FASB Interpretation No. 46R, the Trust was deconsolidated.

Unless otherwise disclosed, the information presented in this prospectus reflects the financial condition and results of operations of the Holding Company, the Bank and the Bank’s subsidiaries on a consolidated basis. At September 30, 2008, the Company had total assets of $3.6 billion, deposits of $2.2 billion and stockholders’ equity of $232.2 million.

The Bank’s principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in (1) originations and purchases of one-to-four family (focusing on mixed-use properties — properties that contain both residential dwelling units and commercial units), multi-family residential and commercial real estate mortgage loans; (2) construction loans, primarily for multi-family residential properties; (3) Small Business Administration loans and other small business loans; (4) mortgage loan surrogates such as mortgage-backed securities; and (5) U.S. government securities, corporate fixed-income securities and other marketable securities. The Bank also originates certain other consumer loans. The Bank’s revenues are derived principally from interest on its mortgage and other loans and mortgage-backed securities portfolio, and interest and dividends on other investments in its securities portfolio. The Bank’s primary sources of funds are deposits, Federal Home Loan Bank of New York borrowings, repurchase agreements, principal and interest payments on loans, mortgage-backed and other securities, proceeds from sales of securities and, to a lesser extent, proceeds from sales of loans. As a federal savings bank, the Bank’s primary regulator is the Office of Thrift Supervision. The Bank’s deposits are insured to the maximum allowable amount by the Federal Deposit Insurance Corporation. Additionally, the Bank is a member of the Federal Home Loan Bank system.

In addition to operating the Bank, the Holding Company invests primarily in U.S. government securities, mortgage-backed securities, and corporate securities. The Holding Company also holds a note evidencing a loan that it made to an employee benefit trust established by the Holding Company for the purpose of holding shares for allocation or distribution under certain employee benefit plans of the Holding Company and the Bank (the “Employee Benefit Trust”). The funds provided by this loan enabled the Employee Benefit Trust to acquire 2,328,750 shares, or 8%, of the common stock issued in our initial public offering.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision with respect to our securities. Our results of operations, financial condition and business prospects could be harmed by any of these risks. This prospectus and the documents incorporated by reference in this prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks that we face described below and elsewhere in this prospectus, the accompanying prospectus supplement and in the documents incorporated by reference into this prospectus. The trading price of our securities could decline due to any of these or other risks, and you may lose all or part of your investment.

Risks Related to Our Business

Changes in interest rates may significantly impact the Company’s financial condition and results of operations.

Like most financial institutions, the Company’s results of operations depend to a large degree on its net interest income. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, a significant increase in market interest rates could adversely affect net interest income. Conversely, a significant decrease in market interest rates could result in increased net interest income. As a general matter, the Company seeks to manage its business to limit its overall exposure to interest rate fluctuations. However, fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse impact on the operations and financial condition of the Company. Additionally, in a rising interest rate environment, a borrower’s ability to repay adjustable rate mortgages can be negatively affected as payments increase at repricing dates.

Prevailing interest rates also affect the extent to which borrowers repay and refinance loans. In a declining interest rate environment, the number of loan prepayments and loan refinancings may increase, as well as prepayments of mortgage-backed securities. Call provisions associated with the Company’s investment in U.S. government agency and corporate securities may also adversely affect yield in a declining interest rate environment. Such prepayments and calls may adversely affect the yield of the Company’s loan portfolio and mortgage-backed and other securities as the Company reinvests the prepaid funds in a lower interest rate environment. However, the Company typically receives additional loan fees when existing loans are refinanced, which partially offset the reduced yield on the Company’s loan portfolio resulting from prepayments. In periods of low interest rates, the Company’s level of core deposits also may decline if depositors seek higher-yielding instruments or other investments not offered by the Company, which in turn may increase the Company’s cost of funds and decrease its net interest margin to the extent alternative funding sources are utilized. An increasing interest rate environment would tend to extend the average lives of lower yielding fixed rate mortgages and mortgage-backed securities, which could adversely affect net interest income. In addition, depositors tend to open longer term, higher costing certificate of deposit accounts which could adversely affect the Bank’s net interest income if rates were to subsequently decline. Additionally, adjustable rate mortgage loans and mortgage-backed securities generally contain interim and lifetime caps that limit the amount the interest rate can increase or decrease at repricing dates. Significant increases in prevailing interest rates may significantly affect demand for loans and the value of bank collateral.

The Bank’s lending activities involve risks that may be exacerbated depending on the mix of loan types.

Multi-family residential, commercial real estate and one-to-four family mixed use property mortgage loans and commercial business loans (the increased origination of which is part of management’s strategy), and construction loans, are generally viewed as exposing the lender to a greater risk of loss than fully underwritten one-to-four family residential mortgage loans and typically involve higher principal amounts per loan. Repayment of multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans generally is dependent, in large part, upon sufficient income from the property to cover operating expenses and debt service. Repayment of commercial business loans is contingent on the successful operation of the related business. Repayment of construction loans is contingent upon the successful completion and operation of the project. Changes in local economic conditions and government regulations, which are outside the control of the borrower or lender, also could affect the value of the security for the loan or the future cash flow of the affected properties.

In addition, the Bank, from time-to-time, originates one-to-four family residential mortgage loans without verifying the borrower’s level of income. These loans involve a higher degree of risk as compared to the Bank’s other fully underwritten one-to-four family residential mortgage loans. These risks are mitigated by the Bank’s policy to generally limit the amount of one-to-four family residential mortgage loans to 80% of the appraised value or sale price, whichever is less, as well as charging a higher interest rate than when the borrower’s income is verified. These loans are not as readily saleable in the secondary market as the Bank’s other fully underwritten loans, either as whole loans or when pooled or securitized.

There can be no assurance that the Bank will be able to successfully implement its business strategies with respect to these higher-yielding loans. In assessing the future earnings prospects of the Bank, investors should consider, among other things, the Bank’s level of origination of one-to-four family residential mortgage loans (including loans originated without verifying the borrowers income), the Bank’s emphasis on multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans, and commercial business and construction loans, and the greater risks associated with such loans.

The markets in which the Bank operates are highly competitive.

The Bank faces intense and increasing competition both in making loans and in attracting deposits. The Bank’s market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence than the Bank, and all of which are competitors of the Bank to varying degrees. Particularly intense competition exists for deposits and in all of the lending activities emphasized by the Bank. The Bank’s competition for loans comes principally from commercial banks, other savings banks, savings and loan associations, mortgage banking companies, insurance companies, finance companies and credit unions. Management anticipates that competition for mortgage loans will continue to increase in the future. The Bank’s most direct competition for deposits historically has come from other savings banks, commercial banks, savings and loan associations and credit unions. In addition, the Bank faces competition for deposits from products offered by brokerage firms, insurance companies and other financial intermediaries, such as money market and other mutual funds and annuities. Consolidation in the banking industry and the lifting of interstate banking and branching restrictions have made it more difficult for smaller, community-oriented banks, such as the Bank, to compete effectively with large, national, regional and super-regional banking institutions. In November, 2006, the Bank launched an internet branch, “iGObanking.com®” a division of Flushing Savings Bank, FSB, to provide the Bank access to markets outside its geographic locations. The internet banking arena also has many larger financial institutions which have greater financial resources, name recognition and market presence than the Bank.

Notwithstanding the intense competition, the Bank has been successful in increasing its loan portfolios and deposit base. However, no assurances can be given that the Bank will be able to continue to increase its loan portfolios and deposit base, as contemplated by management’s current business strategy.

The Company’s results of operations may be adversely affected by changes in national and/or local economic conditions.

The Company’s operating results are affected by national and local economic and competitive conditions, including changes in market interest rates, the strength of the local economy, government policies and actions of regulatory authorities. During 2008, the national and local economy continued the slowdown that was seen at the end of 2007, with the national gross domestic product being negative in the third quarter of 2008, resulting in a consensus that the nation’s economy is in a recession. The housing market in the United States continued to see a significant slowdown during 2008, and foreclosures of single family homes rose to levels not seen in the prior five years. These economic conditions can result in borrowers defaulting on their loans, or withdrawing their funds on deposit at the Bank to meet their financial obligations. While we have seen an increase in deposits, we have also seen a significant increase in delinquent loans, which has resulted in our recording an increased provision for possible loan losses in the third quarter of 2008. We cannot predict the effect of these economic conditions on the Company’s financial condition or operating results.

A decline in the local economy, national economy or metropolitan area real estate market could adversely affect the financial condition and results of operations of the Company, including through decreased demand for loans or increased competition for good loans, increased non-performing loans and loan losses and resulting additional provisions for loan losses and for losses on real estate owned. Although management of the Bank believes that the current allowance for loan losses is adequate in light of current economic conditions, many factors could require additions to the allowance for loan losses in future periods above those currently maintained. These factors include: (1) adverse changes in economic conditions and changes in interest rates that may affect the ability of borrowers to make payments on loans, (2) changes in the financial capacity of individual borrowers, (3) changes in the local real estate market and the value of the Bank’s loan collateral, and (4) future review and evaluation of the Bank’s loan portfolio, internally or by regulators. The amount of the allowance for loan losses at any time represents good faith estimates that are susceptible to significant changes due to changes in appraisal values of collateral, national and regional economic conditions, prevailing interest rates and other factors.

Changes in laws and regulations could adversely affect the Company’s business.

From time to time, legislation is enacted or regulations are promulgated that have the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the New York legislature and before various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on the Bank or the Company.

Certain anti-takeover provisions may increase the costs to or discourage an acquiror.

On September 5, 2006, the Board of Directors of the Holding Company renewed the Company’s Stockholder Rights Plan, (the “Rights Plan”), which was originally adopted on and had been in place since September 17, 1996 and had been scheduled to expire on September 30, 2006. The Rights Plan was designed to preserve long-term values and protect stockholders against inadequate offers and other unfair tactics to acquire control of the Holding Company. Under the Rights Plan, each stockholder of record at the close of business on September 30, 2006 received a dividend distribution of one right to purchase from the Holding Company one one-hundredth of a share of Series A junior participating preferred stock at a price of $65. The rights will become exercisable only if a person or group acquires 15% or more of the Holding Company’s common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of our common stock (the “acquiring person or group”). In such case, all stockholders other than the acquiring person or group will be entitled to purchase, by paying the $65 exercise price, Common Stock (or a common stock equivalent) with a value of twice the exercise price. In addition, at any time after such event, and prior to the acquisition by any person or group of 50% or more of the Common Stock, the Board of Directors may, at its option, require each outstanding right (other than rights held by the acquiring person or group) to be exchanged for one share of Common Stock (or one common stock equivalent). If a person or group becomes an acquiring person and the Holding Company is acquired in a merger or other business combination or sells more than 50% of its assets or earning power, each right will entitle all other holders to purchase, by payment of the $65 exercise price, common stock of the acquiring company with a value of twice the exercise price. The renewed rights plan expires on September 30, 2016.

The Rights Plan, as well as certain provisions of the Holding Company’s certificate of incorporation and bylaws, the Bank’s federal stock charter and bylaws, certain federal regulations and provisions of Delaware corporation law, and certain provisions of remuneration plans and agreements applicable to employees and officers of the Bank may have anti-takeover effects by discouraging potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors. The Rights Plan and those other provisions, as well as applicable regulatory restrictions, may also prevent or inhibit the acquisition of a controlling position in the Common Stock and may prevent or inhibit takeover attempts that certain stockholders may deem to be in their or other stockholders’ interest or in the interest of the Holding Company, or in which stockholders may receive a substantial premium for their shares over then current market prices. The Rights Plan and those other provisions may also increase the cost of, and thus discourage, any such future acquisition or attempted acquisition, and would render the removal of the current Board of Directors or management of the Holding Company more difficult.

The Bank may not be able to implement successfully its new commercial business banking initiative.

The Bank’s strategy includes a transition to a more “commercial-like” banking institution. The Bank has developed a complement of deposit, loan and cash management products to support this initiative, and intends to expand these product offerings. A business banking unit has been established to build relationships in order to obtain lower-costing deposits, generate fee income, and originate commercial business loans. The success of this initiative is dependent on developing additional product offerings, and building relationships to obtain the deposits and loans. There can be no assurance that the Bank will be able to successfully implement its business strategy with respect to this initiative.

Risks Related to the Capital and Credit Markets

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we are taking steps to decrease and limit our exposure to residential mortgage loans, home equity loans and lines of credit, and construction and land loans, we nonetheless retain direct exposure to the residential and commercial real estate markets, and we are affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. The overall deterioration in economic conditions has subjected us to increased regulatory scrutiny in the current environment. In addition, a possible national economic recession or further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: loan delinquencies, problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans. These same factors have caused delinquencies to increase for the mortgages which are the collateral for the mortgage-backed securities that we hold in our investment portfolio. Combining the increased delinquencies with liquidity problems in the market has resulted in a decline in the market value of our investments in mortgage-backed securities. There can be no assurance that the decline in the market value of these investments will not cause us to record an other-than-temporary impairment charge in our financial statements.

The U.S. government’s plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us.

In response to the financial crises affecting the banking system and financial markets and the going concern threats to the ability of investment banks and other financial institutions, the U.S. Congress has recently adopted the Emergency Economic Stabilization Act of 2008 (“EESA”). One of the features of the EESA is the establishment of a troubled asset relief program (“TARP”), under which the U.S. Treasury Department may purchase up to $700 billion of troubled assets, including mortgage-backed and other securities, from financial institutions for the purpose of stabilizing the financial markets. There can be no assurance as to what impact it will have on the financial markets, including the extreme levels of volatility currently being experienced. The failure of the U.S. government to execute this program expeditiously could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations. It is unclear what effects, if any, the TARP will have. On November 12, 2008, U.S. Treasury Department Secretary Henry Paulson stated that the government will not use any of the $700 billion that Congress granted under the EESA to purchase troubled assets.

If we participate in the U.S. Treasury Department’s Capital Purchase Program, restrictions will be imposed on us.

On October 14, 2008, the U.S. Treasury Department announced the Capital Purchase Program (“CPP”) to strengthen the capital and liquidity positions of viable institutions and to encourage banks and thrifts to increase lending to creditworthy borrowers. Under the CPP, qualifying financial institutions are able to sell senior preferred shares to the U.S. Treasury Department, which will qualify as Tier 1 capital for regulatory capital purposes. The minimum amount of preferred shares that may be issued is equal to 1% of the institution’s risk-weighted assets, and the maximum amount that may be issued is the lesser of $25 billion and 3% of the institution’s risk-weighted assets. The U.S. Treasury Department expects to fund the senior preferred shares purchased under the program by year-end 2008.

If we participate in the CPP, our ability to declare or pay dividends on any of our shares will be limited. Specifically, we will not be able to declare dividends payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the senior preferred shares issued to the Treasury. Further, we will not be permitted to increase dividends on our common stock without the U.S. Treasury Department’s approval until the third anniversary of the investment unless the senior preferred stock issued to the U.S. Treasury Department has been redeemed or transferred. In addition, our ability to repurchase our shares will be restricted. The U.S. Treasury Department’s consent generally will be required for us to make any stock repurchase until the third anniversary of the investment by the Treasury unless the senior preferred stock issued to the U.S. Treasury Department has been redeemed or transferred. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the dividends on the senior preferred shares issued to the U.S. Treasury Department.

The Company has filed an application to participate in the CPP. There can be no assurance that such application will be approved, or that the Company will participate in the program.

Risks Related to Our Capital Stock

Various factors may cause the market price of our capital stock to become volatile, which could harm our ability to access the capital markets in the future.

The following factors, many of which are beyond our control, could contribute to the volatility of the price of our capital stock:

•	actual or anticipated variations in our quarterly results;

•	changes in our level of dividend payments;

•	new products or services offered by us or our subsidiaries and our competitors;

•	our actual results being different from our earnings guidance or other projections;

•	changes in projections of our financial results by securities analysts;

•	general conditions or trends in our businesses;

•	announcements by us of significant acquisitions, strategic relationships, investments or joint ventures;

•	interest rate fluctuations or general economic conditions, such as inflation or a recession;

•	additions or departures of our key personnel; and

•	issuing new securities pursuant to this offering or otherwise.

This volatility may make it difficult for us to access the capital markets through additional secondary offerings of our common stock and additional preferred stock offerings, regardless of our financial performance, and such difficulty may preclude us from being able to take advantage of certain business opportunities or meet our obligations, which could, in turn, harm our results of operations, financial condition and business prospects.

There may be substantial sales of our common stock after an offering, which would cause a decline in our stock price.

Sales of substantial amounts of our common stock in the public market following an offering of our securities, or the perception that such sales could occur, could have a material adverse effect on the market price of our common stock.

The amount of our dividends may be less than projected.

The amount of any dividend that we pay will depend on a number of factors. Our ability to pay our dividends depends upon the availability of funds and our actual operating results. If funds are not available or our actual operating results are below our expectations, we may need to sell assets or borrow funds to pay these distributions. The activities of the Holding Company are primarily funded by dividends, if any, received from the Bank.

The Bank is subject to OTS limitations on capital distributions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and some other distributions charged to the Bank’s capital account. In general, the applicable regulation permits specified levels of capital distributions by a savings institution that meets at least its minimum capital requirements, so long as the OTS is provided with at least 30 days’ advance notice and has no objection to the distribution.

Under OTS capital distribution regulations, an institution is not required to file an application with, or to provide a notice to, the OTS if neither the institution nor the proposed capital distribution meets any of the criteria for any such application or notice as provided below. An institution will be required to file an application with the OTS if the institution is not eligible for expedited treatment by the OTS; if the total amount of all its capital distributions for the applicable calendar year exceeds the net income for that year to date plus the retained net income (net income less capital distributions) for the preceding two years; if it would not be at least adequately capitalized following the distribution; or if its proposed capital distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the association and the OTS. By contrast, only notice to the OTS is required for an institution that is not required to file an application as provided in the preceding sentence, if it would not be well capitalized following the distribution; if the association’s proposed capital distribution would reduce the amount of or retire any part of its common or preferred stock or retire any part of debt instruments such as notes or debentures included in capital under OTS regulations; or if the association is a subsidiary of a savings and loan holding company. The Bank is a subsidiary of a savings and loan holding company and, therefore, is subject to the 30-day advance notice requirement. As of September 30, 2008, the Bank had $29.3 million in retained earnings available to distribute to the Holding Company in the form of cash dividends.

Dividends or distributions on shares or our securities may reduce the funds that are legally available for payment of future dividends on any outstanding common or preferred stock or other securities. In addition, if we do not generate sufficient cash flow from ongoing operations (including principal payments and interest payments on our mortgage-backed securities) to fund our dividends, we may need to sell mortgage-backed securities or borrow funds by entering into repurchase agreements or otherwise borrowing funds under our lines of credit to pay the distributions. If we were to borrow funds on a regular basis to make distributions in excess of operating cash flow, it is likely that our operating results and our stock price would be adversely affected.

Our Board of Directors may authorize the issuance of additional shares that may cause dilution and may depress the price of our common stock.

Our charter permits our Board of Directors, without your approval, to authorize the issuance of preferred stock in one or more series and to establish by resolution from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

However, the number of authorized shares of preferred stock may only be increased or decreased generally by the affirmative vote of a majority of the common stock entitled to vote.

The issuance of additional shares of our common stock could be substantially dilutive to your shares and may depress the price of our common stock.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities or use them to make payments on our borrowings. We may set forth additional information on the use of proceeds from the sale of securities offered by this prospectus in the applicable prospectus supplement.

RATIO INFORMATION

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods presented (dollars in thousands):

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Including Interest Paid on Deposits:
Earnings before income taxes	$24,233	$24,987	$31,115	$34,757	$38,593	$37,045	$35,222
Combined fixed charges:
Interest expense on deposits	56,950	56,851	78,017	56,857	34,657	28,972	27,521
Interest expense on borrowed funds	39,105	31,596	44,607	33,823	29,572	23,261	24,655

Total fixed charges	96,055	88,447	122,624	90,680	64,229	52,233	52,176

Earnings before income taxes and fixed charges	$120,288	$113,434	$153,739	$125,437	$102,822	$89,278	$87,398

Ratio of earnings to fixed charges	1.25	1.28	1.25	1.38	1.60	1.71	1.68

Excluding Interest Paid on Deposits:
Earnings before income taxes	$24,233	$24,987	$31,115	$34,757	$38,593	$37,045	$35,222
Combined fixed charges:
Interest expense on borrowed funds	39,105	31,596	44,607	33,823	29,572	23,261	24,655

Total fixed charges	39,105	31,596	44,607	33,823	29,572	23,261	24,655

Earnings before income taxes and fixed charges	$63,338	$56,583	$75,722	$68,580	$68,165	$60,306	$59,877

Ratio of earnings to fixed charges	1.62	1.79	1.70	2.03	2.31	2.59	2.43

THE SECURITIES THAT WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We also will include information in the prospectus supplement, where applicable, about material U.S. federal income tax considerations relating to the securities and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities; and/or

•	warrants to purchase any of the securities listed above.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following summary discusses the material terms of our capital stock. This summary does not purport to be a complete description of our capital stock and you should not rely on it as if it were. We have filed complete copies of our charter and bylaws with the SEC and are incorporating the full text of those documents by reference. We encourage you to read each of those documents in its entirety.

Our charter, as amended, provides that we may issue up to 45,000,000 shares of capital stock, consisting of 40,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The number of shares of the registrant’s common stock outstanding as of October 31, 2008 was 21,625,709 shares. There are currently no other classes or series of preferred stock authorized or outstanding.

We are a Delaware corporation governed by the Delaware General Corporation Law, which we refer to in this prospectus as the “DGCL.” Under Delaware law, stockholders generally are not responsible for a corporation’s debts or obligations.

Common Stock

Our charter authorizes the issuance of up to 40,000,000 shares of common stock, par value $0.01 per share, of which 21,625,709 shares were outstanding as of October 31, 2008. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director. Except as otherwise provided by law, holders of shares of our common stock vote together as a single class. Holders of shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock will, when issued, be fully paid and non-assessable.

Dividends

Subject to the DGCL and the rights of holders of any outstanding preferred stock, holders of our common stock will be entitled to share dividends equally, share for share.

Preferred Stock

Our charter authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding as of October 31, 2008. Our Board of Directors may authorize the issuance of one or more series of preferred stock and may establish and designate series and the number of shares and the relative rights, preferences and limitations of the respective series of the preferred stock offered by this prospectus and the applicable prospectus supplement. All shares of preferred stock will, when issued, be fully paid and non-assessable.

The number of shares and the specific terms of any series of preferred stock will be described in the prospectus supplement to that series of preferred stock. The terms of particular series of preferred stock may differ, among other things, in:

•	designation;

•	number of shares that constitute the series;

•	dividends (which may be cumulative or noncumulative), the dividend rate, or the method of calculating the dividend rate;

•	dividend periods, or the method of calculating the dividend periods;

•	amount of liquidation preference per share, if any;

•	price at which the preferred stock will be issued;

•	conversion provisions, if any;

•	convertibility into other classes of preferred shares or common stock; and

•	any other specific terms of the preferred stock being offered.

Each series of preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up:

•	junior to any series of our capital stock expressly stated to be senior to that series of preferred stock; and

•	senior to our common stock and any class of our capital stock expressly stated to be junior to that series of preferred stock.

Certain Effects of Authorized But Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Certain Provisions Affecting Change in Control

On September 5, 2006, the Board of Directors of the Holding Company renewed the Company’s Stockholder Rights Plan (the “Rights Plan”), which was originally adopted on and had been in place since September 17, 1996 and had been scheduled to expire on September 30, 2006. The Rights Plan was designed to preserve long-term values and protect stockholders against inadequate offers and other unfair tactics to acquire control of the Holding Company. Under the Rights Plan, each stockholder of record at the close of business on September 30, 2006 received a dividend distribution of one right to purchase from the Holding Company one one-hundredth of a share of Series A junior participating preferred stock at a price of $65. The rights will become exercisable only if a person or group acquires 15% or more of the Holding Company’s common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of the common stock (the “acquiring person or group”). In such case, all stockholders other than the acquiring person or group will be entitled to purchase, by paying the $65 exercise price, common stock (or a common stock equivalent) with a value of twice the exercise price. In addition, at any time after such event, and prior to the acquisition by any person or group of 50% or more of our common stock, the Board of Directors may, at its option, require each outstanding right (other than rights held by the acquiring person or group) to be exchanged for one share of common stock (or one common stock equivalent). If a person or group becomes an acquiring person and the Holding Company is acquired in a merger or other business combination or sells more than 50% of its assets or earning power, each right will entitle all other holders to purchase, by payment of the $65 exercise price, common stock of the acquiring company with a value of twice the exercise price. The renewed rights plan expires on September 30, 2016.

The Rights Plan, as well as certain provisions of the Holding Company’s certificate of incorporation and bylaws, the Bank’s federal stock charter and bylaws, certain federal regulations and provisions of Delaware corporation law, and certain provisions of remuneration plans and agreements applicable to employees and officers of the Bank may have anti-takeover effects by discouraging potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors. The Rights Plan and those other provisions, as well as applicable regulatory restrictions, may also prevent or inhibit the acquisition of a controlling position in our common stock and may prevent or inhibit takeover attempts that certain stockholders may deem to be in their or other stockholders’ interest or in the interest of the Holding Company, or in which stockholders may receive a substantial premium for their shares over then current market prices. The Rights Plan and those other provisions may also increase the cost of, and thus discourage, any such future acquisition or attempted acquisition, and would render the removal of the current Board of Directors or management of the Holding Company more difficult.

Transfer Agent and Registrar

Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940 is the transfer agent and registrar of our common stock.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured debt securities which may be senior, subordinated or junior subordinated, and which may be convertible. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and a trustee to be selected. We have filed the forms of both the senior and subordinated indentures as exhibits to the registration statement of which this prospectus forms a part.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, you must refer to both the related prospectus supplement and to the following description.

Debt Securities

The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior, subordinated or junior subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s) and the method of computation of interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form of a debt security;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

General

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

We will describe the U.S. federal income tax consequences and special considerations, if any, applicable to any such series in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional U.S. federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

Subject to the limitations provided in the indenture and in the prospectus supplement, you may transfer or exchange debt securities that we issue in registered form at the corporate office of the Company or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more global securities that we will deposit with, or on behalf of, a depositary identified in the prospectus supplement. We will issue global securities in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary, or any such nominee to a successor of such depositary or a nominee of such successor. We will describe the specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

The following description, together with any information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. Although the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement and such terms may differ from the terms described below.

General

We may issue, together with other securities or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

This section, along with the description in the applicable prospectus supplement, is a summary of certain provisions of the forms of warrant agreements and warrant certificates and is not complete. We urge you to read any applicable warrant agreements and warrant certificates, because those documents, and not these descriptions, define your rights as a holder of warrants. We will file copies of the forms of the warrant agreements and warrant certificates as exhibits to the Registration Statement of which this prospectus is a part or an amendment thereto or as exhibits to a Current Report on Form 8-K.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	whether the warrants are to be issued in registered or bearer form;

•	whether the warrants are extendible and the period or periods of such extendibility; and

•	information with respect to book-entry procedures, if any.

Warrants may be exchanged for new warrants of different denominations.

If in registered form, warrants may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indenture or to receive payments of dividends, if any, on the preferred stock or common stock purchasable upon such exercise, or to exercise any applicable right to vote, or payments upon our liquidation, dissolution or winding-up.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase for cash the amount of shares of common or preferred stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

The shares of common stock and preferred stock issued upon exercise of any warrant will be issued subject to the restrictions and limitations on ownership contained in our charter and, in the case of preferred stock, the applicable articles supplementary establishing its terms.

Enforceability of Rights of Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrant(s).

PLAN OF DISTRIBUTION

We may sell the securities referenced in this prospectus in any one or more of the following methods:

•	direct sales to purchasers;

•	to or through underwriters or dealers;

•	through designated agents;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with us to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

A prospectus supplement will set forth the specific terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents, if any, and the amounts of securities underwritten or purchased by each of them;

•	any over-allotment options under which underwriters, if any, may purchase additional securities from us;

•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation, if applicable;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which the securities will be listed.

Underwriters may offer and sell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If we use underwriters in the sale of any securities, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities they have committed to purchase if they purchase any of the securities. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in a prospectus supplement, naming the underwriter.

We may sell securities through agents from time to time. A prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Any dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions that the dealers or agent receive and any profit on the resale of the shares that they purchase may be deemed to be underwriting commissions or discounts under the Securities Act.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at a public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby, and certain legal matters relating to Delaware law, including the validity of the common stock and preferred stock to be offered hereby, will be passed upon for us by Thacher Proffitt & Wood LLP.

EXPERTS

The consolidated financial statements of financial condition of Flushing Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007 and internal control over financial reporting as of December 31, 2007 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Grant Thornton LLP’s audit report for the consolidated financial statements as of and for the year ended December 31, 2007 and 2006 refers to the fact that the Company adopted Financial Accounting Standards Board (FASB) No. 157, Fair Value Measurements, and FASB No. 159, The Fair Value Option for Financial Assets and Liabilities — Including an amendment of FASB No. 115, as of January 1, 2007. FASB No. 123(R), Share Based Payments, and FASB No. 158, Employers’ Accounting for Defined Benefit Plans and Other Post Retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) were adopted in 2006.

The consolidated financial statements of income, changes in stockholders’ equity, and cash flows of Flushing Financial Corporation and subsidiaries for the year ended December 31, 2005 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representation. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

8,317,400 Shares

Common Stock

Book-Running Manager

Keefe, Bruyette & Woods

Co-Managers

Sandler O’Neill + Partners, L.P.

Fox-Pitt Kelton Cochran Caronia Waller

September 16, 2009